ORBIS

Warsaw, 2002-08-28


02055153

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

SUPPL


SEC MAIL PROCESSING
RECEIVED
SEP 3 0 2002
WASH. D.C. 154 SECTION

Ref.: 82-5025

Dear Sirs,
Please find enclosed the text of the Current report no 26/2002.
Best regards



Maciej Grelowski
President

PROCESSED
OCT 0 9 2002
THOMSON FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Current report no 26/2002

The Management Board of "Orbis" S.A. informs that an investment adviser has been selected to carry out the share purchase transaction in companies Hekon Hotele Ekonomiczne S.A. and Societe d'Exploitation Hotel Ltd. that manage the hotel assets of Accor Poland. On August 23, 2002, "Orbis" S.A. signed an agreement with CA-IB Financial Advisers Ltd., which leads an advisory consortium composed of SGandR Valuation Services Company acting as a branch in London, Great Britain, of HVS International – an American company, BDO Polska Ltd. and Allen and Overy, A. Siemiątkowski LLP.


SEC MAIL PROCESSING
RECEIVED
SEP 2002
WASH., D.C. 154 SECTION

ORBIS

Warsaw, 2002-09-02

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
SEP 3 0 2002
WASH, D.C.
154
SECTION

SUPPL

Ref.: 82-5025

Dear Sirs,
Please find enclosed the text of the Current report no 27/2002 and the copy of the „Orbis" S.A. Semi-annual 2002 report.

Best regards

Krzysztof Gerula

Vice-President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

Current report no 27/2002

The Management Board of Orbis S.A declares that the figures disclosed in the semi-annual financial statements for 2002 are fair, correct and true and that the statements have been prepared and presented in accordance with the applicable regulations of law. No accounting endeavors of any kind have been resorted to in order to improve the image or the financial standing of the company.

82-5025


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
154
SECTION


ORBIS
HOTELS

SAP - 2002
semi - annual report

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

Ladies and Gentlemen,

We present to our Shareholders the semi-annual balance sheet reflecting the Orbis S.A. operations during the first half of 2002. This balance sheet is special. Due to fundamental changes in the accounting principles, we have been compelled to carry out a wide-ranging transformation of our results for the past years and to report the current activities in a different way.

The new regulations of the Accounting Act introduced new standards, the implementation of which requires time much in excess of these first six months. Moreover, the interpretation of the new regulations and the related practice has not yet been formed. It allows for a diverse treatment of source material that leads to taking various positions, both by the company and by the auditor. Such situation occurred in Orbis S.A. in respect of few matters referred to in the report on the audit of the financial statements.

The first issue pertains to the derivative instruments incorporated in contracts. In our view, the effects of their potential valuation will not have any major impact upon the financial statements. Such analysis has been undertaken, though in such a wide network organization pursuing diverse core activities, it must take a long time to complete. Besides, the auditor's doubts on this issue have not been supported by any rationalizing calculation.

The auditor's objection pertaining to the decision to wind-up the Sofitel in Cracow in the circumstances of non-existence of reserves for severance payments to 260 employees is of a different nature altogether. This decision is merely an element of the employment restructuring program providing for severance payments resulting from the liquidation of over 800 work posts. The said program was approved within the framework of the 2002 budget. The process of reducing the number of employees has been implemented for the last three years, resulting in a decline in the number of work posts by 2,500 at the expense of severance payments in the amount exceeding PLN 25 million. The severance payments made have always been charged to costs at the time they have been incurred. In addition, the breakdown of costs implemented

in 2001 and planned for 2002 is almost identical. Recognition of the adjustment proposed by the auditor would be tantamount to a change in the reporting of restructuring costs, and that would result in a non-comparability of financial figures for the semi-annual periods in 2001 and 2002.

Another issue is the cost of executing the hedging instrument for an investment credit as an element of financial costs of the investment in progress (loss of PLN 977 thousand). In our view, it complied with the nature of the requirements laid down in Article 35 section 3 points 1-3 of the amended Accounting Act, in particular considering that the transaction in question has been preceded by an analysis of the possible solutions, examination of the issue related to the selection of the instrument by the Management Board prior to signing of the contract, while the hedging instrument has been contracted prior to amendment of the regulations pertaining to this issue. According to the Management Board, recognition of the adjustment recommended by the auditor would cause the said transaction to be reflected in the financial statements in a manner contrary to its economic substance. I am certain that by the year end this year this problem will find a proper official solution that would be satisfactory also for the auditor.

Referring at the beginning to a special situation I also took into consideration the universal aura of suspicion and distrust for the fairness of the reporting process. It certainly aggravates each auditor's mistrust for the evaluation of the facts, which is understandable, yet due to the above-mentioned indeterminate interpretation as well as the short practice of applying the new regulations, it also results in divergent positions taken by the parties.

On this occasion, let me once again assure our Shareholders that the disclosure of business affairs by Orbis S.A. has been fair and proper.

Maciej Grelowski
Orbis S.A. President and CEO

Warsaw, August 30, 2002.

ORBIS S.A.

AUDITOR'S REPORT
ON REVIEW
OF THE FINANCIAL STATEMENTS
FOR THE FIRST HALF OF 2002

AUDITOR'S REPORT ON REVIEW OF THE FINANCIAL STATEMENTS FOR THE PERIOD BETWEEN 1.01.2002 AND 30.06.2002

To the Shareholders, Supervisory Board and Management Board of Orbis S.A.

I. We have reviewed the financial statements of Orbis S.A. located in Warsaw, ul. Bracka 16, including:

- balance sheet prepared as of 30 June 2002 with assets and liabilities amounting to PLN 1,614,762 thousand (PLN 1,614,761,850.14),

- profit and loss account for the period between 1 January 2002 and 30 June 2002 disclosing a net profit of PLN 6,393 thousand (PLN 6,393,007.37),

- cash flow statement for the period between 1 January 2002 and 30 June 2002 disclosing a net cash outflow of PLN 621 thousand (PLN 621,324.79) during the financial year,

- additional information including in particular:
  - introduction,
  - statement of changes in equity, disclosing a balance of PLN 1,371,690 thousand (PLN 1,371,690,921.50) as of 30 June 2002,
  - explanatory notes.

The fairness, correctness and clarity of information included in the financial statements are the responsibility of the Management Board of Orbis S.A. Our responsibility was to review these financial statements.

II. With the exception of issue described in section III, our review was carried out in accordance with professional standards issued by the National Board of Certified Auditors and the ordinance of the Council of Ministers of 16 October 2001 on current and periodic information submitted by issuers of securities.

Our review was carried out mainly based on an analysis of data included in the financial statements, insight into the accounting records and information provided by the Management Board and the financial and accounting staff of Orbis S.A.

The scope and method of review are substantially different from an audit's. It is not an objective of the review to express an opinion on the accuracy, fairness and clarity of the financial statements. Therefore, no such opinion is issued.

III. As described in item 1.3 of additional explanatory notes to semi-annual financial statements, the Company failed to analyse the signed agreements with a view to identifying embedded derivatives. In accordance with regulations in force as of 1 January 2002, the Company is required – under certain conditions – to separately record and measure host contracts and embedded derivatives. The accounting records of the Company do not present information required to determine what impact the measurement and recognition of embedded financial instruments has on the financial statements.

IV. On 11 June 2002 the Management Board of the Company made a resolution to put in liquidation the Hotel Sofitel branch in Kraków. Based on that decision, in June 2002 the branch staff was informed about the intended layoff. As of 30 June 2002 the Company created no provisions against severance and damages for employees, thus understating the provisions against liabilities and overstating the gross profit by PLN 4,079,224.

V. In the first half of 2002, following the settlement of a currency option, ORBIS S.A. incurred a loss of PLN 977,500. That cost was capitalised as outlays on assets under construction. In our opinion, the Company failed to satisfy the requirements of hedge accounting and therefore the costs related with settlement of the described transaction should not be capitalised. Activating those costs resulted in overstating the value of assets under construction as of 30 June 2002 and overstating the gross profit by PLN 977,500.

VI. With the exception of potential effects of the issue described in section III and effects of issues described in sections IV and V, our review did not indicate that any material adjustments were required in the attached financial statements to ensure an accurate, fair and clear presentation of the economic and financial condition of Orbis S.A. as of 30 June 2002 and its financial result, profitability and cash flows in the period of 6 months then ended, in accordance with the accounting principles defined in the Accounting Act of 29 September 1994 and the ordinance of the Council of Ministers of 16 October 2001 on current and periodic information submitted by issuers of securities.

VII. Without further qualifications we would like to point out that in restating the opening balance under the amended Accounting Act which came in force as of 1 January 2002, the Company recorded under assets the titles to perpetual usufruct of land obtained by virtue of administrative decisions, previously stated off balance sheet. The value of recorded titles in the amount of PLN 274,960,859.07 was determined based on the value of land assessed by the authorities responsible for estimating charges for perpetual usufruct. Under equity and liabilities, the value of title of perpetual usufruct was credited to revaluation reserve. The Company does not amortise those titles. Similarly, as of 1 January 2002 it ceased to amortise titles to perpetual usufruct of land purchased on secondary market, previously stated in the balance sheet and amortised over the period of perpetual usufruct. The value of uncalculated amortisation of those titles for the first half of 2002 is PLN 123,821.82. At the same time, the Company adjusted accumulated amortisation of those rights calculated until the end of 2001 in correspondence with previous years' result in the amount of PLN 550,526.09. Until the date of this report, no generally accepted practice was developed nor binding interpretation of the provisions of the amended Accounting Act issued in this

respect.

The review report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

Certified auditor

Alina Domosławska
No. 679

Deloitte & Touche Audit Services Sp. z o.o.
Warsaw, ul. Fredry 6

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

represented by:

Warsaw, 14 August 2002

Introduction

1. The attached financial statements present the financial figures of the company Orbis S.A. having its registered address in Warsaw, at 16, Bracka street, 00-028 Warsaw, registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 55.11.Z. On the regulated market, the Company's operations are classified as miscellaneous services.

2. The attached financial statements present financial figures contained in the balance sheet as of June 30, 2002, in comparison with the respective figures as of June 30, 2001, and as of December 31, 2001, the profit and loss account, comparative changes in the Company's equity, the cash flow statements as well as additional notes to the above mentioned financial statements relating to the semi-annual period of 2002 compared to the corresponding figures for the year 2001.

2.1 Composition of the Orbis S.A. Management Board of 5th tenure:

1/ Maciej Grelowski - President and CEO
2/ Ireneusz Węgłowsk - Vice-President
3/ Andrzej Szułdrzyński - Vice-President
4/ Krzysztof Gerula - Vice-President
5/ Yannick Rouvrais - Member of the Management Board
6/ Laurent Picheral - Member of the Management Board

Composition of the Orbis S.A. Supervisory Board of 5th tenure:
Jean-Philippe Savoye – Chairman of the Supervisory Board,
David Netser, Eli Alroy, Wojciech Ciesielski, Sabina Czepielinda, Wanda Dutkowska, Michael Harvey, Janusz Rożdżyński, Andrzej Saja, David Vely

2.2 The current financial statements as well as the comparative financial figures covering the past periods contain cumulative data of all the organizational units of the Company ORBIS S.A. which keep separate accounts.

2.3 Orbis S.A. leads a group comprising three subsidiaries and four affiliated companies. The consolidated financial statements of the Orbis Group includes:

- integrated financial statements of all the organizational units of the Company Orbis S.A. that keep separate accounts,
- fully consolidated financial statements of PBP Orbis Sp. z o.o. and financial statements of Orbis Transport Sp. z o.o.
- as well as an affiliated company, Orbis Casino Sp. z o.o., accounted for by the equity method.

3. The financial statements have been prepared on the assumption that the Company further continues its business operations.

3.1. Reports for the past periods have been adjusted in order to ensure comparability of figures as a result of amendments introduced by the amended Accounting Act of September 29, 1994. The list of adjustments along with explanations regarding the divergences resulting from the adjustments brought about by changes in the accounting principles (policy) has been presented in an additional note.

4. ACCOUNTING PRINCIPLES

4.1 Basis for preparation of the financial statements

The financial statements of the Company have been on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

4.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or manufacturing cost less depreciation write-offs calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654) as well as less write-offs for a permanent loss in value.

4.3 Tangible fixed assets and depreciation

Fixed assets taken over from the transformed State-Owned Enterprise „Orbis" as well as those subsequently acquired by the Company have been valued at acquisition cost increased by development and modernization costs and less accrued depreciation (write-off). The annual depreciation rate has been calculated on the basis of depreciation rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).

The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office [GUS]. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.

Work in progress is valued at acquisition price or manufacture price, taking into account exchange rate differences and interest due throughout the duration of investment financing.
In case of a permanent loss in value of a fixed asset under construction, it is revalued so that its value equals the net sale price or, in the absence of the set sale price, the fair value of the fixed asset determined otherwise.

The titles to perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land due to the fact that the land has been gratuitously acquired from the local administrative authorities.

The housing cooperative member's title to buildings and premises has been reported at acquisition price.

Throughout the years 1998-2000, the Company benefited from an investment allowance (relief) in the income tax settlement.

4.4 Long-term investments

Long-term investments, comprise of unused and acquired in order to have financial gain real property, long-term financial assets (participations, shares in other companies and long-term securities), intangibles as well as works of art.

The real property have been reported at their fair value assessed on the basis of valuation prepared by experts and other long term investments at their acquisition cost less depreciation write-offs due to permanent loss in value.

4.5 Interest in subsidiaries and affiliates

Interests in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs due to permanent loss in value.

4.6 Short-term investments

Short-term investments are reported at acquisition cost or market price (value), whichever is lower, while the worth of short-term investments for which no active market can be found is determined otherwise according to their fair value.
The titles to perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land.

4.7 Creditors and debtors

Amounts due to creditors and from debtors, including loans and prepayments, are reported according to the actual value due to be paid.

Transactions in foreign currencies are reported according to the rate of exchange (sale or purchase) of the given currency as of the date of transaction applied by the bank which services the Company's transactions.

As of the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the foreign currency purchase rate quoted on the given day by Bank Handlowy, the bank that provides banking services to Orbis S.A., which cannot be higher than the average rate announced by the National Bank of Poland, while all the amounts due to creditors denominated in foreign currencies are converted according to the currency sale rate for the given day, which cannot be lower than that average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of write-offs to reduce the value of debtors. The following are the reasons to make a revaluation write-off:
- debtors are put into liquidation or bankruptcy,
- the court refuses to initiate the proceedings, if the debtor's property is not sufficient to satisfy the costs of the bankruptcy proceedings,
- debt is questioned by debtors,
- the financial standing and property of the debtor which is in default with the payment makes the collection of the debt unlikely,
- debt is overdue and there is a high degree of probability that the debt is uncollectible.

4.8 Stocks

Raw materials, semi-products and packing are appraised at their inventory value equal to the weighted average of the actual acquisition price. The acquisition cost is posted to costs in its entirety at the moment of payment. If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

During the year, products in hotel shops are valued at their inventory sale prices including the output VAT and the trade margin. As of the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the inventory price, hence as a result of goods are reported at the weighted average acquisition price.

4.9 Cash and cash equivalents

As of the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the Company's transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland.

4.10 Deferred costs and prepayments

Deferred costs (assets) are reported according to the nominal value of costs (expenses) actually incurred. Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets and a negative goodwill. The Company continues to spread in time the settlement of expenses for repairs incurred in the past years, while expenses for current repairs are posted to costs at the time they have been incurred.

4.11 Income tax

According to the Polish regulations, the Company calculates the income taxes due to be paid in 2002 at 28% of its taxable income.

Provisions for deferred income tax (for positive temporary gains in the profit and loss account) are determined in the amount of the income tax which is to be paid in the future.
The main factors that affect the setting-up of a deferred income tax provision are as follows:
- applying a higher depreciation rate for tax purposes than for accounting purpose,
- reporting revenues from unpaid interest on loans granted or debt securities (deposits),
- accounting of unrealized positive foreign exchange differences,
- accounting of unpaid default interest for overdue debts.

Deferred tax assets are determined in the amount equivalent to the sum which is anticipated to be deducted in the future from the income tax due to the temporary negative differences in the profit and loss account and the value of tax loss which can be deducted in the future, with the adherence to the principle of prudence. The main factors that affect the creation of the assets are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes,
- costs paid during the financial year (for instance: salaries, costs derived from provisions for salaries),
- interest calculated but not paid on loans under signed contacts,
- liabilities to employees for retirements benefits and jubilee awards,
- reported unrealized negative foreign exchange rate differences,
- reported and unpaid costs of energy and telephone connections,
- cost taxes,
- periodical hotel systems franchise fees paid in advance,
- reported and unpaid costs of other services.

Deferred tax resulting from income and costs directly posted to equity is also appropriated to equity.

4.12 Revenues

Sales have been assessed on the basis of invoiced amounts due for services rendered. Under financial operations, gains from the sale of securities are reported as income from financial operations, while income from foreign currency exchange transactions is the margin earned.

4.13 Equity

Equity and other assets and liabilities are assessed at their nominal value.
The item "revaluation reserve" includes the following:

- in respect of real property disclosed as long-term investments – the amount by which the value of investment increased as opposed to its market value is reported. Reduction in the value of investment previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation;
- in respect of the deferred tax – the increase of provisions and decrease of deferred tax assets relating to transactions settled against the equity is reported;
- in respect of fixed assets – the amounts equal to the value of increase in the value of fixed assets as a result of revaluation is reported. Reduction in the value of fixed asset previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation. Sale of fixed asset the value of which was increased as a result of revaluation results in appropriating the respective amount previously posted to the revaluation reserve to supplementary capital;
- the value of perpetual usufruct of land disclosed in the balance sheet was reported as an increase of capital in 2002.

4.14 Provisions

The Company sets up provisions for claims and anticipated or contingent losses incurred in the course of on-going business transactions, i.e. for future liquidation of assets. The reserves are also created for potential future liabilities, the amount of which can be reliably assessed, including costs related with restructuring and liabilities to employees for retirement benefits and jubilee awards.

5. International Accounting Standards

In order to comply with the disclosure obligations imposed upon by the Regulation of the Council of Ministers dated October 10, 2001, concerning detailed conditions to be fulfilled by an issue prospectus and a condensed issue prospectus, the Management Board is obligated to present, in accordance with the guidelines published by the Polish Securities and Exchanges' Commission, the areas in which the principles of accounting adopted by a Company and the data disclosed in its financial statements differ from statements that would have been prepared in accordance with the International Accounting Standards (IAS).

Since the Company does not prepare its financial statements in accordance with the IAS, the areas of the most essential divergences from the IAS which affect the value of assets and liabilities in relation to the result achieved during the current period or other items relating to the Company's equity have been described below.

In order to prepare the financial statements in accordance with the International Accounting Standards, the Company must present comparative figures complying with the IAS. The opening balance may significantly affect the presentation of results pertaining to the reporting period in question and the value of the Company's equity.

It is worthy of note that financial statements are deemed compliant with the IAS only if they meet all the requirements of the IAS with no exceptions to the rule. At the same time, IAS are not intended to be applied to negligible factors.

a) Effects of hyperinflation

Up till the end of 1996, the Polish economy fulfilled the criteria of a hyperinflationary environment. During that period, an official restatement of fixed assets' value was conducted several times, the last revaluation being performed as of January 1, 1995, in accordance with indices announced by the Main Statistical Office [GUS] for individual categories of fixed assets.

According to the International Accounting Standard No 29: "Financial Reporting in Hyper-Inflationary Economies" (IAS 29), the value of assets and liabilities should be presented at the end of the hyperinflationary reporting period in current prices as at the balance date which at the same time should constitute the unit of valuation of assets and liabilities during subsequent reporting periods. According to IAS 29, restatements of amounts should be calculated on the basis of general price growth indices and restatements of the value of fixed assets should be performed during the last hyperinflationary reporting period, i.e. as at December 31, 1996.

In all the other essential aspects, the financial statements are prepared according to the historic cost principle.

b) Lease contracts

In the past, the Company was a party to 2 (two) lease contracts in respect of construction and operation of two hotels. Since the contracts were qualified as operating lease agreements, the rental payments were appropriated as costs upon their payment. According to the IAS, the agreements would have been classified as finance leases, thus hotels would have been regarded as balance sheet assets on which depreciation should have been calculated.

As a result, financial statements prepared in full compliance with the International Accounting Standards would disclose higher asset and equity value and lower profits for the current reporting period. Cost deferral for the purpose of balance sheet accounting as well as for the purpose of tax payments, leading to an increase in deferred tax provisions, would bring about an additional impact upon such lease transaction accounting.

c) Perpetual free-hold of land

The Company discloses the title to perpetual free-hold of land at acquisition price, which may fail to reflect the actual market value of the land. If the right to perpetual free-hold was acquired gratuitously by the Company, the acquisition price has been determined on the basis of decision of the local administrative authorities that constitutes the basis for calculating the fees for the perpetual use of the land. According to the IAS, such titles should be recorded at acquisition cost, however, an alternative method allows for their accounting at the actual market value.

d) Costs of joint-stock company expansion

The costs of share capital increase are accounted for as long-term accruals by the Company.

According to the International Accounting Standards, accrued capitalized costs of share capital increase should be charged to financial results during the year in which they were incurred.

6. In respect of the reporting period covered by the financial statements and the comparative financial data, the following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1/ Balance sheet figures - the average rate of exchange quoted by the NBP:
- on December 31, 2001, i.e. 1 EURO = 3.5219 PLN,
- on June 30, 2001, i.e. 1 EURO = 3.3783 PLN,
- on June 30, 2002, i.e. 1 EURO = 4.0091 PLN,

2/ Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e.:
- from January 1, 2002, until June 30, 2002, 1 EURO = 3.7026 PLN,
- from January 1, 2001, until June 30, 2001, 1 EURO = 3.5806 PLN.

Year 2001	Rate of exchange of the Euro on the last day of the month	**Year 2002**	Rate of exchange of the Euro on the last day of the month
31.01.01	3,8015	31.01.02	3,5929
28.02.01	3,7535	28.02.02	3,6410
30.03.01	3,6170	29.03.02	3,6036
30.04.01	3,5364	30.04.02	3,5910
31.05.01	3,3969	31.05.02	3,7782
29.06.01	3,3783	28.06.02	4,0091
Arithmetic mean	**3.5806**	**Arithmetic mean**	**3.7026**

Semi-annual Report SA-P 2002

(In accordance with § 57 section 1 item 2 of the Ordinance of the Council of Ministers dated October 16, 2001
- Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)
(for issuers of securities with the business profile of production, construction, trade or services)

For the current 1st half-year, period from **1.01.2002** to **30.06.2002**
and for the prior 1st half-year, period from 1.01.2001 to 30.06.2001
Date submitted 30.08.2002r

ORBIS Spółka Akcyjna.
(full name of company)

ORBIS S.A. (brief name of company)	**12** (sector in accordance with WSE classification)
00 028 (postcode)	**Warszawa** (city)
Bracka (street)	**16** (number)
827 34 25 (phone, facsimile)	**sekret114@orbis.pl** (e-mail)
526-025-04--69 ; 006239529 (VAT no., REGON)	**orbis.pl** (www)

Deloitte&Touche Audit Services Sp. z o.o.
(chartered auditors

Semi-annual Report SA-P 2002 comprises :

- Report of chartered auditors on the review of semi-annual financial statements
- [x] Opinon and report of chartered auditors on the audit of semi-annual financial statements
- [x] Semi-annual financial statements
  - [x] Introduction
  - [x] Balance Sheet
  - [x] Profit and Loss Account
  - [x] Statement of Shareholders' Equity
  - [x] Cash Flow Statement
  - [x] Additional information and notes
- [x] Board of Director's Report on the Company's operations

FINANCIAL HIGHLIGHTS	in thousands of PLN		in thousands of EURO	
	6 months ended June 30, 2002	6 months ended June 30, 2001	6 months ended June 30, 2002	6 months ended June 30, 2001
I. Net sales revenues	300 519	347 544	81 164	97 063
II. Operating profit (loss)	11 180	24 557	3 019	6 858
III. Profit (loss) before taxation	11 187	27 235	3 021	7 606
IV. Net profit (loss)	6 393	19 065	1 727	5 325
V. Net cash flows from operating activities	24 332	34 232	6 572	9 560
VI. Net cash flows from investing activities	- 37 769	- 52 729	- 10 201	- 14 726
VII. Net cash flows from financing activities	12 816	10 486	3 461	2 929
VIII. Total net cash flows	- 621	- 8 011	- 168	- 2 237
IX.. Total assets	1 614 762	1 536 072	402 774	454 688
X. Liabilities and reserves for liabilities	243 072	235 437	60 630	69 691
XI. Long-term liabilities	52 250	38 524	13 033	11 403
XII. Short-term liabilities	94 272	82 814	23 515	24 514
XIII. Shareholders' equity	1 371 690	1 300 635	342 144	384 997
XIV. Share capital	92 154	92 154	22 986	27 278
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	0,83	1,28	0,22	0,36
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)				
XVIII. Book value per share (in PLN / EUR)	29,77	29,50	7,43	8,73
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)				

SA-P 2002 in thousands of PLN

BALANCE SHEET

Balance as at	Note	June 30, 2002	Dec. 31, 2001	June 30, 2001
ASSETS				
I. Fixed assets		**1 448 787**	**1 420 824**	**1 377 745**
1. Intangible assets, of which:	1	2 050	2 814	3 285
- goodwill		730	1 003	1 277
2. Tangible fixed assets	2	1 341 880	1 324 255	1 270 450
3. Long-term receivables	3,8	**0**	**0**	**0**
3.1. From affiliated companies		0	0	0
3.2. From other companies		0	0	0
4. Long-term investments	4	**88 444**	**76 027**	**81 264**
4.1. Real estste		12 448	0	0
4.2. Intangible assets		0	0	0
4.3. Long-term financial assets		**74 886**	**75 873**	**81 131**
a) in affiliated companies		74 855	75 842	81 100
- shares in subsidiary and associated companies valued under the equity method		0	0	0
b) in other companies		31	31	31
4.4. Other long-term investments		1 110	154	133
5. Long-term deferred assets	5	**16 413**	**17 728**	**22 746**
5.1. Deferred income tax		14 795	15 376	19 577
5.2. Other deferred assets		1 618	2 352	3 169
II. Current assets		**165 975**	**144 144**	**158 327**
1. Inventories	6	12 859	14 008	16 263
2. Current receivables	7,8	**45 020**	**34 229**	**58 226**
2.1. From affiliated companies		6 329	2 757	8 598
2.2. From other companies		38 691	31 472	49 628
3. Short-term investments		**89 493**	**90 114**	**61 358**
3.1. Short-term financial assets	9	**75 419**	**76 040**	**47 284**
a) in affiliated companies		242	242	242
b) in other companies		0	0	0
c) cash and cash equivalents		75 177	75 798	47 042
3.2. Other short-term investments		14 074	14 074	14 074
4. Short-term deferred assets	10	18 603	5 793	22 480
Total Assets		**1 614 762**	**1 564 968**	**1 536 072**
SHAREHOLDERS' EQUITY AND LIABILITIES				
I. Shareholders' Equity		**1 371 690**	**1 359 353**	**1 297 743**
1. Share capital	12	92 154	92 154	92 154
2. Not paid-up share capital (negative value)		0	0	0
3. Own shares in treasury (negative value)	13	0	0	0
4. Reserve capital	14	707 001	674 405	673 405
5. Revaluation capital	15	559 374	535 924	506 070
6. Other reserve capitals	16	0	0	0
7. Prior years' profit (loss)		6 768	5 702	7 049
8. Net profit (loss)		6 393	51 168	19 065
9. Net profit write-offs during the financial year (negative value)	17	0	0	0
II. Liabilities and reserves for liabilities		**243 072**	**205 615**	**238 329**
1. Reserves for liabilities	18	**90 250**	**92 245**	**104 794**
1.1. Reserve for deferred income tax		12 815	13 111	13 549
1.2. Provisions for pensions and similar benefits		**46 795**	**49 701**	**60 710**
a) long-term provisions		40 051	42 957	52 881
b) short-term provisions		6 744	6 744	7 829
1.3. Other provisions		**30 640**	**29 433**	**30 535**
a) long-term provisions		18 255	17 172	15 693
b) short-term provisions		12 385	12 261	14 842
2. Long-term liabilities	19	**52 250**	**16 507**	**38 524**
2.1. To affiliated companies		2 902	4 889	6 877
2.2. To other companies		49 348	11 618	31 647
3. Current liabilities	20	**94 272**	**90 530**	**82 814**
3.1. To subsidiary and associated companies		4 739	4 939	4 850
3.2. To other companies		77 198	76 321	65 303
3.3. Special funds		12 335	9 270	12 661
4. Accrued liabilities	21	**6 300**	**6 333**	**12 197**
4.1. Negative goodwill		0	0	0
4.2. Accrued expenses and deferred income		**6 300**	**6 333**	**12 197**
a) long-term accruals		0	8	0
b) short-term accruals		6 300	6 325	12 197
Total Shareholders' Equity and Liabilities		**1 614 762**	**1 564 968**	**1 536 072**

Book value		**1 371 690**	**1 359 353**	**1 297 743**
Number of shares		46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	**22**	**29,77**	**29,50**	**28,16**
Diluted number of shares				
Book value per share (in PLN) - diluted	**22**			

OFF-BALANCE-SHEET ITEMS

Balance as at	Note	June 30, 2002	Dec. 31, 2001	June 30, 2001
1. Contingent receivables	**23**	**0**	**0**	**0**
1.1. From affiliated companies (due to)		0	0	0
- guarantees received		0	0	0
-				
1.2. From other companies (due to)		0	0	0
- guarantees received		0	0	0
-				
2. Contingent liabilities	**23**	**4 993**	**4 993**	**47 652**
2.1. To affiliated companies (due to)		4 993	4 993	47 652
- guarantees extended		4 993	4 993	47 652
-				
2.2. To other companies (due to)		0	0	0
- guarantees extended				
-				
3. Other (due to)		0	0	0
-				
Total off-balance-sheet items		**4 993**	**4 993**	**47 652**

SA-P 2002 in thousands of PLN

PROFIT AND LOSS ACCOUNT

Six months ended	Note	June 30, 2002	June 30, 2001
I. Net sales revenues		**300 519**	**347 544**
- of which sales to affiliated companies		**24 661**	25 371
1. Net sales of products	24	**297 800**	344 596
2. Net sales of merchandise and raw materials	25	**2 719**	2 948
II. Cost of products, merchandise and raw materials sold		**224 698**	**253 519**
- of which sold to affiliated companies		**7 933**	6 338
1. Cost of products sold	26	**223 866**	252 512
2. Cost of merchandise and raw materials sold		**832**	1 007
III. Gross profit (loss) on sales (I-II)		**75 821**	**94 025**
IV. Distrubution expenses	26	**19 118**	17 345
V. General administrative expenses	26	**41 375**	46 577
VI. Profit (loss) on sales (III-IV-V)		**15 328**	**30 103**
VII. Other operating income		**4 074**	6 881
1. Gain on disposal of non-financial fixed assets		**343**	269
2. Subsidies		**12**	11
3. Other operating income	27	**3 719**	6 601
VIII. Other operating expenses		**8 222**	12 427
1. Loss on disposal of non-financial fixed assets		**0**	0
2. Reveluation of non-financial fixed assets		**0**	0
3. Other operating costs	28	**8 222**	12 427
IX. Operating profit (loss) (VI+VII-VIII)		**11 180**	**24 557**
X. Financial income	29	**3 166**	6 355
1. Equity income – dividends		**175**	2 000
- of which from affiliated companies		**175**	2 000
2. Interest receivable		**1 524**	2 939
- of which from affiliated companies		**30**	55
3. Gain on disposal of investments	31	**0**	0
4. Reveluation of investments		**0**	0
5. Other financial income		**1 467**	1 416
XI. Financial expenses	30	**3 241**	3 677
1. Interest payable		**1 478**	2 767
- of which to subsidiary and associated companies		**0**	0
2. Loss on disposal of investments	31	**0**	0
3. Reveluation of investments		**0**	0
4. Other financial expenses		**1 763**	910
XII. Profit (loss) on ordinary activities (IX+X-XI)		**11 105**	**27 235**
XIII. Result of extraordinary itms (XIII.1. - XIII.2.)		**82**	0
1. Extraordinary gains	32	**89**	0
2. Extraordinary losses	33	**7**	0
XIV. Profit (loss) before taxation (XII+/-XIII)		**11 187**	**27 235**
XV. Corporate income tax	34	**4 794**	8 170
a) current portion		**4 686**	11 138
b) deferred portion		**108**	-2 968
XVI. Other obligatory profit decreases (loss increases)	35	**0**	0
XVII. Share in net profits (losses) of subsidiary and associated companies valued under the equity method	36	**0**	0
XIX. Net profit (loss) (XIV-XV-XVI+/-XVII)		**6 393**	**19 065**

Net profit (loss) (on annual basis)		**38 333**	58 887
Weighted average number of ordinary shares		**46 077 008**	**46 077 008**
Earning (loss) per ordinary share (in PLN) - basic	38	**0,83**	**1,28**
Diluted weighted average number of ordinary shares			
Earning (loss) per ordinary share (in PLN) - diluted	38		

SA-P 2002 in thousands of PLN

STATEMENT OF SHAREHOLDERS' EQUITY

Six months ended	June 30, 2002	2 001	June 30, 2001
I. Shareholders' Equity at the beginning of period (opening balance)	**1 098 900**	**1 048 547**	**1 048 547**
a) changes in accepted accounting principles (polices)	260 453	260 263	228 075
b) corrections of material faults	0	0	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	**1 359 353**	**1 308 810**	**1 276 622**
1. Share capital at the beginning of period	**92 154**	**92 154**	**92 154**
1.1. Changes in share capital	0	0	0
a) additions, of which:	0	0	0
- issuance of shares	0	0	0
-			
b) reductions, of which:	0	0	0
- retirement of shares			
-			
1.2. Share capital at the end of period	**92 154**	**92 154**	92 154
2. Not paid-up share capital at the beginning of period			
2.1. Changes in not paid-up share capital			
a) additions, of which:			
-			
b) reductions, of which:			
-			
2.2. Not paid-up share capital at the end of period			
3. Own shares in treasury at the beginning of period			
3.1. Changes in own shares in treasury			
a) additions, of which:			
-			
b) reductions, of which:			
-			
3.2. Own shares in treasury at the end of period	0	0	0
4. Reserve capital at the beginning of period	**674 405**	**588 342**	**588 342**
4.1. Changes in reserve capital	32 596	86 063	85 064
a) additions, of which:	32 859	86 063	85 064
- additional paid-in capital from issuance of shares	0	0	0
- distribution of profit (by law)	0	0	0
- distribution of profit (in excess of value required by law)	32 547	84 807	84 807
- transfer from reserve capital as a result of revaluation	312	1 256	257
b) reductions, of which:	263	0	0
- coverage of loss	263	0	0
4.2. Reserve capital at the end of period	**707 001**	**674 405**	673 406
5. Revaluation capital at the beginning of period	**535 924**	**537 542**	506 326
5.1. Changes in revaluation capital	23 450	-1 618	- 256
a) additions, of which:	24 891	0	0
- revaluation of real estate	24 891	0	0
b) reductions, of which:	1 441	1 618	256
- sale or disposal of tangible fixed assets	312	1 256	256
- transfer of office building within the scope of restructuring	0	362	0
'-provision for deferred income tax charged to revaluation capital	178		
' - change of classification from tangible assets into investments	951		
5.2. Revaluation capital at the end of period	559 374	535 924	506 070
6. Other reserve capital at the beginning of period	0	0	0
6.1. Changes in other reserve capital	0	0	0
a) additions, of which:	0	0	0
-			
b) reductions, of which:	0	0	0
-			
6.2. Other reserve capital at the end of period	0	0	0
7. Prior years' profit (loss) at the beginning of period	**50 978**	**84 810**	84 810
7.1. Prior years' profit at the beginning of period	**50 978**	**84 810**	84 810
a) changes in accepted accounting principles (polices)	**6 768**	**5 699**	7 046
b) corrections of material faults			

SAP 2002 in thousands of PLN

7.2. Prior years' profit at the beginning of period, after restatement to comparative data	**57 746**	**90 509**	91 856
a) additions, of which:	**- 50 978**	**- 84 807**	- 84 807
- distribution of prior years' profit	**0**	**0**	0
-			
b) reductions, of which:	**50 978**	**84 807**	84 807
- distribution of pror years' profit	**50 978**	**84 807**	84 807
7.3. Prior years' profit at the end of period	**6 768**	**5 702**	7 049
7.4. Prior years' loss at the beginning of period	**263**	**0**	0
a) *changes in accepted accounting principles (polices)*			
b) corrections of material faults			
7.5. Prior years' loss at the beginning of period, after restatement to comparative data	**263**	**0**	0
a) additions, of which:	**0**	**0**	0
- transition of prior years' loss to be covered	**0**	**0**	0
-			
b) reductions, of which:	**263**	**0**	0
- coverage of prior years' loss from reserve capital	**263**	**0**	0
7.6. Prior years' loss at the end of period			
7.7. Prior years' profit (loss) at the end of period	**6 768**	**5 702**	7 049
8. Net profit (loss)	**6 393**	**51 168**	19 065
a) net profit	**6 393**	**51 168**	19 065
b) net loss	**0**	**0**	0
c) charges on the profit	**0**	**0**	0
II. Shareholders' Equity at the end of period (closing balance)	**1 371 690**	**1 359 353**	1 297 744
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	**0**	**0**	0

SA-P 2002 in thousands of PLN

CASH FLOW SATEMENT

Six months ended	June 30, 2002	June 30, 2001
A. Cash flows from operating activities - direct method	0	0
I. Cash provided by operating activities	0	0
1. Sales revenues	0	0
2. Other income from operating activities	0	0
II. Cash used in operating activities	0	0
1. Goods and services purchased	0	0
2. Net salaries and wages	0	0
3. Social and health security, other benefits	0	0
4. Taxes and charges	0	0
5. Other operating expenses	0	0
III. Net cash flows from operating activities (I–II)	0	0
A. Cash flows from operating activities - indirect method		
I. Net profit (loss)	6 393	19 065
II. Total adjustments	17 939	15 167
1. Share in net (profits) losses of subsidiary and associated companies valued under the equity method	0	0
2. Depreciation and amortisation	33 614	33 022
3. (Gain) loss on foreign exchange differences	3 843	-856
4. Interest and dividends	1 369	2 191
5. (Gain) loss on investing activities	12	-709
6. Change in provisions	898	33 537
7. Change in inventories	1 149	1 535
8. Change in receivables	-10 332	-10 285
9. Change in current liabilities (excluding loans and bank credits)	187	-14 094
10. Change in deferred and accrued expenses	-11 528	-30 159
11.Other adjustments	1 273	985
III. Net cash flows from operating activities (I+/-II)	24 332	34 232
B. Cash flows from investing activities		
I. Cash provided by investing activities	442	49 254
1. Disposal of intangible assets and tangible fixed assets	442	632
2. Disposal of investments in real-estate and intangible assets	0	0
3. From financial assets, of which:	0	48 622
a) in affiliated companies	0	0
- disposal of securities	0	0
- dividends and shares in profits	0	0
- long-term loans collected	0	0
- interest received	0	0
- other income from financial assets	0	0
b) in other companies	0	48 622
- disposal of securities	0	48 622
- dividends and shares in profits	0	0
- long-term loans collected	0	0
- interest received	0	0
- other income from financial assets	0	0
4. Other investing income	0	0
II. Cash used in investing activities	- 38 211	- 101 983
1. Purchases of intangible assets and tangible fixed assets	-38 146	-71 535
2. Purchases of investments in real-estate and intangible assets	0	0
3. For financial assets, of which:	-65	-24 330
a) in affiliated companies	-56	-8 189
- acquisition of securities	-56	-8 189
- long-term loans granted	0	
b) in other companies	-9	-16 141

SAP 2002 in thousands of PLN

- acquisition of securities	-9	-16 141
- long-term loans granted	0	0
4. Other investing expenses	0	-6 118
III. Net cash flows from investing activities (I-II)	-37 769	-52 729
C. Cash flows from financing activities		
I. Cash provided by financing activities	**19 446**	17 746
1. Issuance of shares and other capital securities and additional paid-in capital	**0**	0
2. Bank credits and loans contracted	**19 446**	17 746
3. Issuance of debt securities		
4. Other financial income		
II. Cash used in financing activities	**- 6 630**	- 7 260
1. Acquisition of own shares	**0**	0
2. Dividends and other payments to shareholders	**0**	0
3. Profit distribution expenses other than payments to shareholders	**0**	0
4. Payments of bank credits and loans	**- 5 004**	- 5 126
5. Redemption of debt securities	**0**	0
6. Payments of other financial liabilities	**0**	0
7. Finance lease commitments paid	**0**	0
8. Interest paid	**- 1 626**	- 2 134
9. Other financial expenses	**0**	0
III. Net cash flows from financing activities (I-II)	**12 816**	10 486
D. Total net cash flows (A.III+/-B.III+/-C.III)	**- 621**	- 8 011
E. Change in balance-sheet cash and cash equivalents	**- 621**	- 8 011
- of which change in cash and cash equivalents due to foreign exchange differences		
F. Cash and cash equivalents - beginning of period	**75 798**	55 053
G. Cash and cash equivalents - end of period (F+/-D)	**75 177**	47 042
- of which those with restricted availability	**0**	0

SAP 2002 in thousands of PLN

ADDITIONAL INFORMATION AND NOTES

A. NOTES TO FINANCIAL STATEMENTS

NOTES TO BALANCE SHEET

NOTE 1A

INTANGIBLE ASSETS	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) cost of finished research and development work	0	0	0
b) goodwill	730	1 003	1 277
c) concessions, patents, licenses and similar assets purchased, of which:	1 218	1 666	1 757
- *computer software*	1 184	1 659	1 748
d) other intangible assets	46	90	199
e) prepaid intangible assets	56	55	52
Total intangible assets	2 050	2 814	3 285

NOTE 1C

INTANGIBLE ASSETS - by ownership	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) owned	2 050	2 814	3 285
b) used under leasing, rent, tenancy or similar contract, of which:			
-			
Total intangible assets	2 050	2 814	3 285

ORBIS S.A. SA-P 2002 in thousands of PLN

NOTE 1B

CHANGES IN INTANGIBLE ASSETS - by category

	a) cost of finished research and development work	b) goodwill	c) concessions, patents, licenses and similar assets purchased, of which:	- computer software	d) other intangible assets	e) prepaid intangible assets	**Total intangible assets**
a) gross value of intangible assets at the beginning of period		2 737	9 284	9 175	110	54	**12 185**
b) additions, of which:			351	320	0	2	**353**
- take-over from investments			109	78		2	**111**
- purchase			242	242			**242**
- other			0	0		0	**0**
c) reductions, of which:			110	110	41	0	**151**
- sale			0	0			**0**
- liquidation			110	110			**110**
- other			0	0	41		**41**
d) gross value of intangible assets at the end of period		2 737	9 525	9 385	69	56	**12 387**
e) accumulated amortization at the beginning of period		1 733	7 617	7 517	20		**9 370**
f) amortization for the period, of which:		274	690	684	3	0	**967**
- annual write-down		274	778	769	3		**1 055**
- liquidation			88	85			**88**
- other							**0**
g) accumulated amortization at the end of period		2 007	8 307	8 201	23	0	**10 337**
h) write-downs due to permanent loss of value at the beginning of period							**0**
- additions							**0**
- reductions							**0**
i) write-downs due to permanent loss of value at the end of period							**0**
j) net value of intangible assets at the end of period		730	1 218	1 184	46	56	**2 050**

SAP 2002 in thousands of PLN

NOTE 2A

TANGIBLE FIXED ASSETS	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) tangible assets, of which:	**1 277 654**	1 277 292	1 147 454
- land (inclusive of right of perpetual land lease)	**282 930**	267 783	239 624
- *buildings, premises and land and water engineering structures*	***875 280***	880 265	784 724
- machinery and technical equipment	**71 324**	74 885	71 631
- transportation vehicles	**3 345**	3 916	3 083
- other tangible assets	**44 775**	50 443	48 392
b) tangible assets in progress	**54 990**	37 268	116 387
c) prepaid tangible assets in progress	**9 236**	9 695	6 609
Total tangible fixed assets	**1 341 880**	1 324 255	1 270 450

ORBIS S.A. SA-P 2002 in thousands of PLN

NOTE 2B

CHANGES IN TANGIBLE FIXED ASSETS - by category						
	- land (inclusive of right of perpetual land lease)	- buildings, premises and land and water engineering structures	- machinery and technical equipment	- transportation vehicles	- other tangible assets	**Total tangible fixed assets**
a) gross value of tangible fixed assets at the beginning of period	267 783	1 258 980	239 448	7 499	119 966	**1 893 676**
b) additions, of which:	16 099	14 927	5 004	53	2 708	**38 791**
- take-over from investments		14 829	2 785	9	1 923	**19 546**
- purchase		98	1 930	44	773	**2 845**
- revaluation	16 099		0	0	0	**16 099**
- other		0	289		12	**301**
c) reductions, of which:	952	6 176	9 277	245	574	**17 224**
- sale		41	1 686	159	150	**2 036**
- liquidation		394	1 341		261	**1 996**
- other	952	5 741	6 250	86	163	**13 192**
d) gross value of tangible fixed assets at the end of period	282 930	1 267 731	235 175	7 307	122 100	**1 915 243**
e) accumulated depreciation at the beginning of period		378 715	164 563	3 583	69 523	**616 384**
f) depreciation for the period, of which:		13 736	- 788	379	7 802	**21 129**
- annual write-down		15 608	8 026	600	8 326	**32 560**
- sale		0	1 572	221	135	**1 928**
- liquidation		157	1 304		253	**1 714**
- other		1 715	5 938		136	**7 789**
-						
g) accumulated depreciation at the end of period	0	392 451	163 775	3 962	77 325	**637 513**
h) write-downs due to permanent loss of value at the beginning of period			76			**76**
- additions						**0**
- reductions						**0**
i) write-downs due to permanent loss of value at the end of period			76			**76**
j) net value of tangible fixed assets at the end of period	282 930	875 280	71 324	3 345	44 775	**1 277 654**

SAP 2002 in thousands of PLN

NOTE 2C

BALANCE-SHEET TANGIBLE FIXED ASSETS - by ownership	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) owned	**1 275 111**	1 275 885	1 146 115
b) used under leasing, rent, tenancy or similar contract, of which:	**2 543**	1 407	1 339
-			
Total balance-sheet tangible fixed assets	**1 277 654**	1 277 292	1 147 454

NOTE 2D

OFF-BALANCE-SHEET TANGIBLE FIXED ASSETS	June 30, 2002	Dec. 31, 2001	June 30, 2001
used under leasing, rent, tenancy or similar contract, of which:	**0**	0	0
- value of land used perpetually	**0**	0	0
-			
Total off-balance-sheet tangible fixed assets	**0**	0	0

NOTE 3A

LONG-TERM RECEIVABLES	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) long-term accounts receivable from affiliated companies, of which:	**0**	0	0
- from subsidiary companies:			
-			
- from mutually controlled companies:			
-			
- from associated companies:	**0**	0	0
-			
- from a significant investor:			
-			
- from the parent company:	**0**	0	0
-			
b) from other companies:			
-	**0**	0	0
Net long-term receivables	**0**	0	0
c) allowances for doubtful accounts	**0**	0	0
Gross long-term receivables	**0**	0	0

SAP 2002 in thousands of PLN

NOTE 3B

CHANGES IN LONG-TERM RECEIVABLES	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) balance at the beginning of period	0	0	0
-			
b) additions, of which:	0	0	0
-			
c) reductions, of which:	0	0	0
-			
d) balance at the end of period	0	0	0
-			

NOTE 3C

CHANGES IN ALLOWANCES FOR DOUBTFUL LONG-TERM RECEIVABLES	June 30, 2002	Dec. 31, 2001	June 30, 2001
Balance at the beginning of period	0	0	0
a) additions, of which:	0	0	0
-			
b) reductions, of which:	0	0	0
-			
Allowances for doubtful long-term receivables at the end of period	0	0	0

NOTE 3D

LONG-TERM RECEIVABLES - by currency	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) in Polish currency (PLN)	0	0	0
b) in foreign currencies (and as restated in PLN)	0	0	0
b1. unit / currency .... /			
in thousands PLN			
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total long-term receivables	0	0	0

NOTE 4A

CHANGES IN REAL ESTATE - by category	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) balance at the beginning of period	0	0	0
-			
b) additions, of which:	12 448	0	0
- perpetual usufruct of land	3 580	0	0
- buildings	8 868		
c) reductions, of which:			
-			
d) balance at the end of period	**12 448**	0	0

NOTE 4B

CHANGES IN INTANGIBLE ASSETS - by category	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) balance at the beginning of period	0	0	0
-			
b) additions, of which:	0	0	0
-			
c) reductions, of which:	0	0	0
-			
d) real estate at the end of period			
-	0	0	0

NOTE 4C

LONG-TERM FINANCIAL ASSETS	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) in subsidiary companies	**23 817**	23 761	23 761
- shares	**23 817**	23 761	23 761
- debt securities	0	0	0
- other securities - by type	0	0	0
-			
- loans granted	0	0	0
- other long-term financial assets - by type	0	0	0
-			
b) in mutually controlled companies	0	0	0
- shares			
- debt securities			
- other securities - by type			
-			
- loans granted			
- other long-term financial assets - by type			
-			
c) in associated companies	**6 670**	7 571	14 289
- shares	**3 687**	4 525	12 955
- debt securities			
- other securities - by type			
-			
- loans granted	**2 983**	3 046	1 334
- other long-term financial assets - by type			
-			
d) in a significant investor	0	0	0
- shares			
- debt securities			
- other securities - by type			

SAP 2002 in thousands of PLN

-			
- loans granted			
- other long-term financial assets - by type			
-			
e) in the parent company			
- shares			
- *debt securities*			
- other securities - by type			
-			
- loans granted			
- other long-term financial assets - by type			
-			
f) in other companies	**44 399**	44 541	43 081
- shares	**44 368**	44 510	43 050
- debt securities	**0**	0	0
- other securities - by type	**31**	31	31
-			
- loans granted			
- other long-term financial assets - by type			
-			
Tptal long-term financial assets	**74 886**	75 873	81 131

NOTE 4D

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES VALUED UNDER THE EQUITY METHOD, of which:	**June 30, 2002**	Dec. 31, 2001	June 30, 2001
a) goodwill of subsidiary and associated companies, of which:	**0**	0	0
- *subsidiary companies*			
- mutually controlled companies			
- associated companies			
b) negative goodwill of subsidiary and associated companies, of which:	**0**	0	0
- subsidiary companies			
- mutually controlled companies			
- associated companies			

NOTE 4E

CHNAGES IN GOODWILL OF SUBSIDIARY COMPANIES	**June 30, 2002**	Dec. 31, 2001	June 30, 2001
a) gross company goodwill at the beginning of period	**0**	0	0
b) increases, of which:			
-			
c) decreases, of which:			
-			
d) gross company goodwill at the end of period			
e) company goodwill write-downs at the beginning of period			
f) company goodwill write-downs recorded in the period, of which:			
-			
g) company goodwill write-downs at the end of period			
h) net company goodwill at the end of period	**0**	0	0

NOTE 4F

CHNAGES IN GOODWILL OF MUTUALLY CONTROLLED COMPANIES	**June 30, 2002**	Dec. 31, 2001	June 30, 2001
a) gross company goodwill at the beginning of period	**0**	0	0
b) increases, of which:			
-			
c) decreases, *of which:*			
-			
d) gross company goodwill at the end of period			
e) company goodwill write-downs at the beginning of period			
f) company goodwill write-downs recorded in the period, of which:			
-			
g) company goodwill write-downs at the end of period			
h) net company goodwill at the end of period	**0**	0	0

SAP 2002 in thousands of PLN

NOTE 4G

CHNAGES IN GOODWILL OF ASSOCIATED COMPANIES	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) gross company goodwill at the beginning of period	0	0	0
b) increases, of which:			
-			
c) decreases, of which:			
-			
d) gross company goodwill at the end of period			
e) company goodwill write-downs at the beginning of period			
f) company goodwill write-downs recorded in the period, of which:			
-			
g) company goodwill write-downs at the end of period			
h) net company goodwill at the end of period	0	0	0

NOTE 4H

CHNAGES IN NEGATIVE GOODWILL OF SUBSIDIARY COMPANIES	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) gross negative company goodwill at the beginning of period	0	0	0
b) increases, of which:			
-			
c) decreases, of which:			
-			
d) gross negative company goodwill at the end of period			
e) negative company goodwill write-downs at the beginning of period			
f) negative company goodwill write-downs recorded in the period, of which:			
-			
g) negative company goodwill write-downs at the end of period			
h) net negative company goodwill at the end of period	0	0	0

NOTE 4I

CHNAGES IN NEGATIVE GOODWILL OF MUTUALLY CONTROLLED CO	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) gross negative company goodwill at the beginning of period	0	0	0
b) increases, of which:			
-			
c) decreases, of which:			
-			
d) gross negative company goodwill at the end of period			
e) negative company goodwill write-downs at the beginning of period			
f) negative company goodwill write-downs recorded in the period, of which:			
-			
g) negative company goodwill write-downs at the end of period			
h) net negative company goodwill at the end of period	0	0	0

NOTE 4J

CHNAGES IN NEGATIVE GOODWILL OF ASSOCIATED COMPANIES	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) gross negative company goodwill at the beginning of period	0	0	0
b) increases, of which:			
-			
c) decreases, of which:			
-			
d) gross negative company goodwill at the end of period			
e) negative company goodwill write-downs at the beginning of period			
f) negative company goodwill write-downs recorded in the period, of which:			
-			
g) negative company goodwill write-downs at the end of period			
h) net negative company goodwill at the end of period	0	0	0

SAP 2002 in thousands of PLN

NOTE 4K

CHANGES IN LONG-TERM FINANCIAL ASSETS - by category		June 30, 2002	Dec. 31, 2001	June 30, 2001
a) balance at the beginning of period		**75 873**	72 563	72 563
- shares and other securities		**72 827**	71 219	71 219
- long term loans		**3 046**	1 344	1 344
b) additions, of which:		**123**	11 135	9 302
- purchase		**65**	9 191	9 191
- loans granted		**0**	1 944	111
- other		**58**	0	0
c) reductions, of which:		**1 110**	7 825	734
- payment of loans		**0**	0	0
- sale		**0**	7 583	369
- impairment in value of investment		**989**	0	0
- other		**121**	242	365
d) balance at the end of period		**74 886**	75 873	81 131
- shares and other securities		**71 903**	72 827	79 797
- long term loans		**2 983**	3 046	1 334

ORBIS S.A. SA-P 2002 in thousands of PLN

NOTE 4L

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES

No	a	b	c	d	e	f	g	h	i	j	k	l
	Name of company and legal status	Location	Profile of company	Nature of affiliation (subsidiary, mutually controlled, or associated company, incl. disclosure of direct and indirect relationships	Applied method of consolidation / equity valuation, or indication that the company is not subject to consolidation / equity valuation	Date of taking-over control / mutual control / substantial influence	Value of shares at purchase price	Total revaluation write-doens	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than specified in items j) and k)
1	Silnowa Sp. z o.o.	Wilkasy	hotel and restauran	subsidiary	non	1990	2 238		305	100,00	100,00	-
2	OrbisTransport Sp.zo	Warszawa	transportation	subsidiary	full	1993	11 887		11 887	82,38	82,38	-
3	PBP"Orbis" Sp. z o.o	Warszawa	tourism	subsidiary	full	1993	11 624		11 624	70,41	69,88	-
4	PH Majewicz Sp. z o.	Bydgoszcz	hotel and restauran	affiliate	non	-	1 161	839	1 161	49,00	49,00	-
5	Orbis Casino Sp. z o.	Warszawa	lotteries	affiliate	equity method	-	864		864	33,33	33,33	-
6	Globis Poznań Sp. z o	Warszawa	real property devel. & administration	affiliate	non	-	2 000		2 000	25,00	25,00	-
7	Globis WrocławSp. z	Warszawa	real property devel. & administration	affiliate	non	-	500		500	25,00	25,00	-

NOTE 4M

SHARES IN SUBSIDIARY AND ASSOCIATED COMPANIES - continued

No	a	m					n			o			p	r	s	t
	Name of company	Shareholders' Equity, of which:					Liabilities and reserves on liabilities of which:			Receivables,of which:			Total assets	Sales revenues	Shares not paid-up by the Company	Dividends received or receivable for the last year
		Share capital	Not paid-up share capital (negative value)	Reserve capital	Other reserve capital, of which: Prior years' non-distributed profit (uncovered loss)	Net profit (loss)		- long-term liabilities	- current liabilities		- long-term receivables	- current receivables				
1.	Silnowa Sp. z o.o.	1 650		699	-110	-118	190		190	153		153	3 300	694		0
2.	Orb.Trans.Sp.zo.o.	14 429		10 638	1 215	1 379	40 797	30 779	4 815	14 037	1 320	12 717	68 559	18 827		0
3.	PBP"Orbis"Sp.zo.o.	16 454		7 799	0	-2 318	50 664	4 056	44 722	22 339	11	22 328	72 812	46 991		0
4.	Majewicz Sp.z o.o.	2 202		426	-268	40	1 974	1 212	762	404		404	4 664	3 963		0
5.	Orbis Casino Sp.zo.o.	2 592		4 203	-1	484	10 975	3 000	7 972	1 144		1 144	18 757	155 065		0
6	Globis PoznańSp.zo.o	8 000			139	-616	22 212	18 301	1 312	663		663	29 735	1		0
7	Globis WrocławSp.zo.o	2 000			-8	0	10		10	2		2	2 002	0	500	0

ORBIS S.A. SA-P 2002 in thousands of PLN

NOTE 4N

SHARES IN OTHER COMPANIES

No.	a	b	c	d	e		f	g	h	i
	Name of company and legal status	Location	Profile of company	Balance-sheet value of shares owned	Shareholders' equity; of which:	- share capital	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Shares not paid-up by the Company	Dividends received or receivable for the last year
1.	Bank Współpracy Europejskiej S.A.	Warszawa	banking services	1 275	117 291	117 291	1,09	1,09	0,0	10,9
2	Polcard S.A.	Warszawa	credit card services	300	3 030	3 030	9,90	11,63	0,0	138,1
3	Polskie Hotele Sp.w likwidacji	Warszawa	hotel supplies' services	0	125	125	0,80	0,80	0,0	0,0
4	Rena-Kord S.A.	Łódź	production, sale of textiles, industrial articles and agricultural products	0	9 468	9 468	0,01	0,01	0,0	0,0
5	AWSA Holland H.B.V.	Amsterdam	managment over company holding AWSA shares	42 500	18 EUR	18 EUR	9,22	9,22	0,0	0,0
6	Tarpan Sp. z o.o. W likwidacji	Poznań	motor idustry, furniture, trade	0	45 984	45 984	0,08	0,08	0,0	0,0
7	PPTE "Diament"S.A.	Warszawa	employee pension fund	282	100	100	16,00	16,00	0,0	0,0
8	Walewice Sp.z o.o.w likwidacji	Warszawa	leisure, trade & foodstuff industry	0	10	10	38,05	14,29	0,0	0,0

NOTE 4O

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) in Polish currency (PLN)	**29 403**	30 327	79 797
b) in foreign currencies (and as restated in PLN)	**42 500**	42 500	0
b1. unit / currency . / EURO			
in thousands PLN	**42 500**	42 500	
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total long-term securities, shares and other financial assets	**71 903**	72 827	79 797

NOTE 4P

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	June 30, 2002	Dec. 31, 2001	June 30, 2001
A. Securities with unrestricted marketability, traded on stock exchan (balance sheet value)	**0**	0	0
a) shares (balance sheet value)	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
b) bonds (balance sheet value)	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
c) other - by categories (balance sheet value)	**0**	0	0
c1. ...	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
...			
B. Securities with unrestricted marketability, traded over-the-counter(balance sheet value)	**0**	0	0
a) shares (balance sheet value)	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
b) bonds (balance sheet value)	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
c) other - by categories (balance sheet value)	**0**	0	0
c1. ...	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
...			
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	**71 903**	72 827	79 797
a) shares (balance sheet value)	**71 872**	72 796	79 766
- revaluation adjustments (for the period)	**988**	- 1	- 1
- value at the beginning of period	**72 860**	72 797	79 767
- value at purchase prices	**74 836**	74 271	81 242
b) bonds (balance sheet value)	**0**	0	0
- revaluation adjustments (for the period)	**0**	0	0
- value at the beginning of period	**0**	0	0
- value at purchase prices	**0**	0	0
c) other - by categories (balance sheet value)	**31**	31	31
c1. ...			
- revaluation adjustments (for the period)			
- value at the beginning of period	**31**	31	31
- value at purchase prices	**31**	31	31
...			

D. Securities with restricted marketability (balance sheet value)	0	0	0
a) shares (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
b) bonds (balance sheet value)	0	0	0
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
c) other - by categories (balance sheet value)	0	0	0
c1. ...			
- revaluation adjustments (for the period)	0	0	0
- value at the beginning of period	0	0	0
- value at purchase prices	0	0	0
...			
Total value at purchase prices	74 867	74 302	81 273
Total value at the beginning of period	72 891	72 828	79 798
Total revaluation adjustments (for the period)	988	- 1	- 1
Total balance sheet value	71 903	72 827	79 797

NOTE 4Q

LONG-TERM LOANS GRANTED - by currency	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) in Polish currency (PLN)	1 091	1 212	1 334
b) in foreign currencies (and as restated in PLN)	1 892	1 834	0
b1. unit / currency thousands / USD	476	461	0
in thousands PLN	1 892	1 834	0
b2. unit / currency .... /			
in thousands PLN			
b3. in other foreign currencies as restated in thousands PLN	0	0	0
Total long-term loans granted	2 983	3 046	1 334

NOTE 4R

OTHER LONG-TERM INVESTMENTS - by category	June 30, 2002	Dec. 31, 2001	June 30, 2001
-machinery and technical equipment	956	0	0
-works of art.	154	154	133
-			
Total other long-term investments	1 110	154	133

NOTE 4S

CHANGES IN OTHER LONG-TERM INVESTMENTS - by category	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) balance at the beginning of period	154	133	133
-			
b) additions, of which:	956	21	0
- reclassification from tangible assets	956	21	
c) reductions, of which:			
-			
d) balance at the end of period	1 110	154	133
-			

NOTE 4T

OTHER LONG-TERM INVESTMENTS - by currency	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) in Polish currency (PLN)	1 110	154	133
b) in foreign currencies (and as restated in PLN)	0	0	0
b1. unit / currency .... /			
in thousands PLN			
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total other long-term investments	1 110	154	133

SAP 2002 in thousands of PLN

NOTE 5A

CHANGES IN DEFERRED INCOME TAX	June 30, 2002	Dec. 31, 2001	June 30, 2001
1. Balance of deferred income tax at the beginning of period, of which:	**15 376**	17 157	17 157
a) reflected in financial results	**15 376**	17 157	17 157
- tangible fixed assets	**21**		
- long term investments	**594**	594	594
- short term receivables	**829**	854	854
- short term investments			0
- short term liabilities	**321**	381	381
- long term reserves	**9 024**	10 886	10 886
- short term reserves	**4 587**	4 442	4 442
b) reflected in shareholders' equity	**0**	0	0
-			
c) reflected in in goodwill or negative goodwill	**0**	0	0
-			
2. Additions	**462**	167	2 445
a) reflected in financial results for the priod due to negative timing differences:	**462**	167	2 445
- negative timing differences	**462**	167	2 445
- tangible fixed assets	**43**	21	
- short term liabilities	**197**		
- long term reserves			206
- short term reserves		146	1 839
-	**222**		400
b) reflected in financial results for the priod due to taxation loss:	**0**	0	0
-			
c) reflected in shareholders' equity for the priod due to negative timing differences:	**0**	0	0
-			
d) reflected in shareholders' equity for the priod due to taxation loss:	**0**	0	0
-			
e) reflected in in goodwill or negative goodwill due to negative timing differences:	**0**	0	0
-			
3. Reductions	**- 1 043**	- 1 948	- 25
a) reflected in financial results for the priod due to negative timing differences:	**- 1 043**	- 1 948	- 25
- reverse of negative timing differences	**- 1 043**	- 1 948	- 25
- tangible fixed assets	**- 2**		
- short term receivables	**- 288**	- 25	- 25
- short term liabilities	**- 29**	- 60	0
- long term reserves	**- 724**	- 1 863	0
- short term reserves			
b) reflected in financial results for the priod due to taxation loss:	**0**	0	0
-			
c) reflected in shareholders' equity for the priod due to negative tin differences:	**0**	0	0
-			
d) reflected in shareholders' equity for the priod due to taxation loss:	**0**	0	0
-			
e) reflected in in goodwill or negative goodwill due to negative timii differences:	**0**	0	0
-			
4. Total deferred income tax at the end of period, of which:	**14 795**	15 376	19 577

SAP 2002 in thousands of PLN

a) reflected in financial results	**14 795**	15 376	19 577
- tangible fixed assets	**62**	21	
- long term investments	**791**	594	594
- short term receivables	**541**	829	829
- short term investments	**0**	0	0
- short term liabilities	**292**	321	587
- long term reserves	**8 300**	9 024	11 287
- short term reserves	**4 809**	4 587	6 280
b) reflected in shareholders' equity	**0**	0	0
-			
c) reflected in in goodwill or negative goodwill	**0**	0	0

Negative timing differences

	2001	06-2002 short term	long term 2. year	3. year	next years
Assets					
tangible fixed assets	76	76			212
long term investments	2 969				3 959
short term receivables	2 959	2 082			
short term investments					
Shareholder's equity and liabilities					
provisions for liabilities	59 341	18 197	3596	7193	29263
long term liabilities	962	804			
short term liabilities	186	321			

NOTE 5B

OTHER DEFERRED EXPENSES	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) deferred expenses, of which:	**0**	0	0
-			
b) other deferred assets, of which:	**1 618**	2 352	3 169
-cost of shares issue	**1 582**	2 352	3 123
- other	**36**		46
Total other deferred assets	**1 618**	2 352	3 169

NOTE 6

INVENTORIES	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) raw materials	**11 985**	13 127	15 090
b) work in process			
c) finished products			
d) merchandise	**631**	626	579
e) prepaid supplies	**243**	255	594
Total inventories	**12 859**	14 008	16 263

NOTE 7A

CURRENT RECEIVABLES	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) from affiliated companies	**6 329**	2 757	8 598
- trade accounts receivable, with maturity of:	**6 329**	2 757	8 598
- less than 12 months	**6 329**	2 757	8 598
- over 12 months	**0**	0	0
- other	**0**	0	0
- receivables in litigation	**0**	0	0
b) from subsidiary and associated companies	**38 691**	31 472	49 628
- trade accounts receivable, with maturity of:	**27 917**	16 671	35 574
- less than 12 months	**26 075**	16 671	35 574
- over 12 months	**1 842**	0	0
- taxes recoverable, subsidies, tariffs, social and health security, or benefits receivable	**2 079**	5 615	2 081
- other	**8 695**	9 146	11 971
- receivables in litigation	**0**	40	2
Total net current receivables	**45 020**	34 229	58 226
c) allowance for doubtful accounts receivable	**2 572**	3 699	3 664
Total gross current receivables	**47 592**	37 928	61 890

NOTE 7B

CURRENT RECEIVABLES FROM AFFILIATED COMPANIES	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) trade accounts receivable, of which:	**6 329**	2 757	8 598
- from subsidiary companies	**6 329**	2 757	8 598
- from mutually controlled companies	**0**	0	0
- from associated companies	**0**	0	0
- from a significant investor	**0**	0	0
- from the parent company	**0**	0	0
b) other receivables, of which:	**0**	0	0
- from subsidiary companies	**0**	0	0
- from mutually controlled companies	**0**	0	0
- from associated companies	**0**	0	0
- from a significant investor	**0**	0	0
- from the parent company	**0**	0	0
c) receivables in litigation, of which:	**0**	0	0
- from subsidiary companies	**0**	0	0
- from mutually controlled companies	**0**	0	0
- from associated companies	**0**	0	0
- from a significant investor	**0**	0	0
- from the parent company	**0**	0	0
Total net current receivables from affiliated companies	**6 329**	2 757	8 598
d) allowance for doubtful accounts receivable from affiliated companies	**0**	0	0
Total gross current receivables from affiliated companies	**6 329**	2 757	8 598

NOTE 7C

CHANGES IN ALLOWANCES FOR DOUBTFUL CURENT RECEIVABLES	June 30, 2002	Dec. 31, 2001	June 30, 2001
Balance at the beginning of period	**3 699**	3 664	3 668
a) additions, of which:	**433**	1 779	1 003
- from debtors put into bankrupcy	**5**	126	12
- doubtful receivables	**341**	1 397	763
- other	**87**	256	228
b) reductions, of which:	**1 560**	1 748	1 007
- from debtors put into bankrupcy	**22**	38	32
- doubtful receivables	**817**	1 055	539
- other	**691**	655	436
Allowances for doubtful current receivables at the end of period	**2 572**	3 699	3 664

NOTE 7D

GROSS CURRENT RECEIVABLES - by currency	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) in Polish currency (PLN)	**43 669**	36 232	57 512
b) in foreign currencies (and as restated in PLN)	**3 923**	1 696	4 378
b1. unit / currency thousand /USD	**291**	145	537
in thousands PLN	**1 155**	577	2 137
b2. unit / currency thousand /DEM	**199**	259	443
in thousands PLN	**402**	467	768
b3. unit / currency thousand /GBP	**1**	0	4
in thousands PLN	**4**	0	22
b4. unit / currency thousand /EURO	**593**	0	417
in thousands PLN	**2 332**	0	1 420
b5. in other foreign currencies as restated in thousands PLN	**30**	0	31
Total current receivables	**47 592**	37 928	61 890

NOTE 7E

TRADE ACCOUNTS RECEIVABLE (GROSS) - by maturity	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) to 1 month	**20 412**	13 717	37 780
b) over 1 month to 3 months	**389**	1 410	1 636
c) over 3 months to 6 months	**34**	63	197
d) over 6 months to 1 year	**6**	60	11
e) over 1 year	**13**	44	33
f) past-due trade accounts receivable	**15 964**	6 531	7 234
Total trade accounts receivable (gross)	**36 861**	21 825	46 891
g) allowance for doubtful trade accounts receivable	**2 572**	2 397	2 719
Total trade accounts receivable (net)	**34 246**	19 428	44 172

SAP 2002 in thousands of PLN

NOTE 7F

PAST-DUE TRADE ACCOUNTS RECEIVABLE (GROSS) - by period of delay	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) to 1 month	**8 388**	1 836	2 140
b) over 1 month to 3 months	**2 627**	1 696	1 928
c) over 3 months to 6 months	**1 864**	650	693
d) over 6 months to 1 year	**1 257**	585	637
e) over 1 year	**1 828**	1 764	1 836
Total past-due trade accounts receivable (gross)	**16 964**	6 531	7 234
f) allowance for doubtful past-due trade accounts receivable	**2 572**	2 397	2 719
Total past-due trade accounts receivable (net)	13 392	4 134	4 515

NOTE 8

K

The Company makes allowance for all doubtful past -due account receivable and doubtful account receivable.

NOTE 9A

SHORT-TERM FINANCIAL ASSETS	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) in subsidiary companies	**0**	0	0
- shares			
- dividends and other shares of profits receivable			
- debt securities			
- other securities - by type			
-			
- loans granted			
- other short-term financial assets - by type			
-			
b) in mutually controlled companies	**0**	0	0
- shares			
- dividends and other shares of profits receivable			
- debt securities			
- other securities - by type			
-			
- loans granted			
- other short-term financial assets - by type			
-			
c) in associated companies	**242**	242	242
- shares			
- dividends and other shares of profits receivable			
- debt securities			
- other securities - by type			
-			
- loans granted	**242**	242	242
- other short-term financial assets - by type			
-			
d) in a significant investor	**0**	0	0
- shares			
- dividends and other shares of profits receivable			
- debt securities			
- other securities - by type			
-			
- loans granted			
- other short-term financial assets - by type			
-			
e) in the parent company	**0**	0	0
- shares			
- dividends and other shares of profits receivable			
- debt securities			
- other securities - by type			
-			
- loans granted			
- other short-term financial assets - by type			
-			

f) in other companies	**0**	0	0
- shares			
- dividends and other shares of profits receivable			
- debt securities			
- other securities - by type			
-			
- loans granted			
- other short-term financial assets - by type			
-			
g) cash and cash equivalents	**75 177**	75 798	47 042
- cash at bank and on hand	**67 092**	73 737	43 082
- other cash	**8 065**	1 993	3 937
- cash equivalents	**20**	68	23
Total short-term financial assets	**75 419**	76 040	47 284

NOTE 9B

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by currency			
a) in Polish currency (PLN)	**0**	0	0
b) in foreign currencies (and as restated in PLN)	**0**	0	0
b1. unit / currency .... /			
in thousands PLN			
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total short-term securities, shares and other financial assets	**0**	0	0

NOTE 9C

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS - by marketability	June 30, 2002	Dec. 31, 2001	June 30, 2001
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	**0**	0	0
a) shares (balance sheet value)			
- fair value			
- market value			
- purchase value			
b) bonds (balance sheet value)			
- fair value			
- market value			
- purchase value			
c) other - by categories (balance sheet value)			
c1. ...			
- fair value			
- market value			
- purchase value			
-			
B. Securities with unrestricted marketability, traded over-the-counter(balance sheet value)	**0**	0	0
a) shares (balance sheet value)			
- fair value			
- market value			
- purchase value			
b) bonds (balance sheet value)			
- fair value			
- market value			
- purchase value			
c) other - by categories (balance sheet value)			
c1. ...			
- fair value			
- market value			
- purchase value			
-			

C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	0	0	0
a) shares (balance sheet value)			
- fair value			
- market value			
- purchase value			
b) bonds (balance sheet value)			
- fair value			
- market value			
- purchase value			
c) other - by categories (balance sheet value)			
c1. ...			
- fair value			
- market value			
- purchase value			
-			
D. Securities with restricted marketability (balance sheet value)	0	0	0
a) shares (balance sheet value)			
- fair value			
- market value			
- purchase value			
b) bonds (balance sheet value)			
- fair value			
- market value			
- purchase value			
c) other - by categories (balance sheet value)			
c1. ...			
- fair value			
- market value			
- purchase value			
-			
Total value at purchase prices			
Total value at the beginning of period			
Total revaluation adjustments (balance)			
Total balance sheet value	0	0	0

NOTE 9D

SHORT-TERM LOANS GRANTED - by currency	**June 30, 2002**	Dec. 31, 2001	June 30, 2001
a) in Polish currency (PLN)	**242**	242	242
b) in foreign currencies (and as restated in PLN)	**0**	0	0
b1. unit / currency .... /			
in thousands PLN			
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total short-term loans granted	**242**	242	242

NOTE 9E

CASH AND CASH EQUIVALENTS - by currency	**June 30, 2002**	Dec. 31, 2001	June 30, 2001
a) in Polish currency (PLN)	**53 404**	40 402	34 908
b) in foreign currencies (and as restated in PLN)	**21 773**	35 396	12 134
b1. unit / currency thousand /DEM	**65**	43	77
in thousands PLN	**117**	77	141
b2. unit / currency thousand /GBP	**0**	521	0
in thousands PLN	**0**	2 989	0
b3. unit / currency thousand /USD	**1 659**	5 747	30
in thousands PLN	**6 594**	22 911	120
b4. unit / currency thousand /EURO	**3 859**	2 676	3 491
in thousands PLN	**15 012**	9 369	11 793
b5. in other foreign currencies as restated in thousands PLN	**50**	50	80
Total cash and cash equivalents	**75 177**	75 798	47 042

NOTE 9F

OTHER SHORT-TERM INVESTMENTS - by category	June 30, 2002	Dec. 31, 2001	June 30, 2001
-land (perpetual usufruct of land)	**8 884**	**8 884**	8 884
-buildings	**5 190**	**5 190**	5 190
-			
Total other short-term investments	**14 074**	14 074	14 074

NOTE 9G

OTHER SHORT-TERM INVESTMENTS - by currency	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) in Polish currency (PLN)	**14 074**	14 074	14 074
b) in foreign currencies (and as restated in PLN)	**0**	0	0
b1. unit / currency .... /	**0**	0	0
in thousands PLN	**0**	0	0
b2. unit / currency .... /			
in thousands PLN	**0**	0	0
-			
b3. in other foreign currencies as restated in thousands PLN			
Total other short-term investments	**14 074**	14 074	14 074

NOTE 10

SHORT-TERM DEFERRED EXPENSES	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) deferred expenses, of which:	17 481	4 149	21 654
- payroll expenses	7 363	0	10 791
- write down for social fund	2 439	0	2 598
- fees and taxes	3 804	1	3 384
- equipment and costs of repair	1 123	2 430	2 231
- cost of insurance	1 216	855	198
- other	1 536	863	2 452
b) other deferred assets, of which:	1 122	1 644	826
- unsettled VAT	1 122	1 644	826
-			
Total short-term deferred assets	**18 603**	**5 793**	**22 480**

NOTE 11

In a present reporting period any essential write-downs for the permanent impairment in value of assets was not made or reversed

NOTE 12

NOTE 12

SHARE CAPITAL					Par value on shares =	**2,00 PLN**		
Series / issue	Type of shares	Type of shares preference	Number of shares	Value of series / issue at par on shares	Terms of acquisition	Date of registration	Date of registration	Dividend rights (since)
A	common beare	-	37 500 000	75 000 000	own funds	09.01.1991	09.01.1991	
B	common beare	-	8 523 625	17 047 250	cash	21.04.1998	01.01.1997	
C	common beare	-	53 383	106 766	cash	21.04.1998	01.01.1997	
Total number of shares			46 077 008					
Total share capital				92 154 01				

There was no changes in share capital during present reporting period.
As of June 30, 2002 there are following shareholders, who possess over 5% of shares:
Accor S.A. - 24,99%, ReiblHL - 10,37%, Globe Trade Centre S.A. - 5%.

SAP 2002 in thousands of PLN

NOTE 13A

OWN SHARES IN TREASURY				
Number of shares	Value at purchase price	Balance-sheet value	Objective of purchase	Appropriation
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-
-	-	-	-	-

NOTE 13B

ISSUER'S SHARES OWNED BY ITS AFFILIATED COMPANIES			
Name of company, location	Number of shares	Value at purchase price	Balance-sheet value
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-

NOTE 14

RESERVE CAPITAL	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) additional paid-in capital	**132 944**	132 944	132 944
b) capital established due to legal restrictions	**55 341**	55 341	55 341
c) capital established due to statutory/contractual provisions, in excess of the (minimum) value required by law	**467 964**	435 417	435 417
d) additional capital contributed by shareholders/partners			
e) other - by type	**50 752**	50 703	49 703
-			
Total reserve capital	**707 001**	674 405	673 405

NOTE 15

REVALUATION CAPITAL	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) revaluation of tangible assets	**281 314**	281 627	281 627
b) gains / losses on valuation of financial instruments, of which:	**0**	0	0
- on valuation of hedging instruments	**0**	0	0
c) deferred income tax	**0**	0	0
d) foreign exchange differences on foreign divisions	**0**	0	0
e) other - by type	**278 060**	254 297	224 443
- other	**278 060**	254 297	224 443
Total reserve capital	**559 374**	535 924	506 070

NOTE 16

OTHER RESERVE CAPITAL - by appropriation	June 30, 2002	Dec. 31, 2001	June 30, 2001
-			
Total other reserve capital	**0**	0	0

NOTE 17

NET PROFIT WRITE-OFFS DURING THE FINANCIAL YEAR - specifically	June 30, 2002	Dec. 31, 2001	June 30, 2001
-			
Total net profit write-offs during the financial year	**0**	0	0

NOTE 18A

CHANGES IN RESERVE FOR DEFERRED INCOME TAX	June 30, 2002	Dec. 31, 2001	June 30, 2001
1. Reserve for deferred income tax at the beginning of period, of which:	**13 111**	14 180	14 166
a) reflected in financial results	**10 623**	11 692	11 678
- tangible fixed assets	**9 118**	10 077	10 077
- long term investments	**10**	13	0
- short term investments	**1 416**	1 576	1 576
- short term receivables	**79**	26	25
b) reflected in shareholders' equity	**2 488**	2 488	2 488
- long term investments	**0**	0	0
- short term investments	**2 488**	2 488	2 488
- short term receivables	**0**	0	0
c) reflected in in goodwill or negative goodwill	**0**	0	0

SAP 2002 in thousands of PLN

-			
2. Additions	**222**	96	61
a) reflected in financial results for the priod due to positive timing differences:	**44**	96	61
- timing difference from the prior reporting period	**0**	0	0
- positive timing differences	**44**	96	61
- long term investments	**34**	0	13
- short term investments	**0**	36	18
- short term receivables	**10**	60	30
b) reflected in shareholders' equity for the priod due to positive timing differences:	**178**	0	0
- long term investments			
- short term investments	**178**	0	0
c) reflected in in goodwill or negative goodwill due to positive timing differences:	**0**	0	0
-			
3. Reductions	**- 518**	- 1 165	- 678
a) reflected in financial results for the priod due to positive timing differences:	**- 518**	- 1 165	- 678
- reverse of timing differences	**- 518**	- 1 165	- 678
- tangible fixed assets	**- 434**	- 959	- 474
- long term investments		- 3	- 1
- short term receivables		- 7	- 7
- short term investments	**- 84**	- 196	- 196
b) reflected in shareholders' equity for the priod due to positive tim differences:	**0**	0	0
-			
c) reflected in in goodwill or negative goodwill due to positive timing differences:	**0**	0	0
-			
4. Reserve for deferred income tax at the end of period, of which:	**12 815**	13 111	13 549
a) reflected in financial results	**10 149**	10 623	11 061
- tangible fixed assets	**8 684**	9 118	9 603
- long term investments	**44**	10	12
- short term investments	**1 332**	1 416	1 398
- short term receivables	**89**	79	48
b) reflected in shareholders' equity	**2 666**	2 488	2 488
- long term investments	**0**	0	0
- short term investments	**2 666**	2 488	2 488
- short term receivables	**0**	0	0
c) reflected in in goodwill or negative goodwill	**0**	0	0
-			

SAP 2002 in thousands of PLN

Positive timing differences - charged to profit and loss account

	2001	06-2002	long term		
		short term	2. year	3. year	next years
Assets					
tangible fixed assets	43 401	3 121	3 121	3 121	32 493
long term investments	5 107				5 172
short term receivables	283	344			
short term investments	5 058	5 122			
Shareholder's equity and liabilities					
provisions for liabilities					
long term liabilities					
short term liabilities					
Positive timing differences - charged to reserve capital					
Assets					
tangible fixed assets					1 777
long term investments	8 884	8 884			

NOTE 18B

CHANGES IN LONG-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) balance at the beginning of period	**42 957**	49 577	49 577
- reserve for retirement severance payments	**9 097**	12 559	12 559
- reserve for jubilee awards	**33 860**	37 018	37 018
b) additions, of which:	**0**	3 304	3 304
- reserve for retirement severance payments	**0**	226	226
- reserve for jubilee awards	**0**	3 078	3 078
d) reversals, of which:	**2 906**	9 924	0
- reserve for retirement severance payments	**680**	3 688	0
- reserve for jubilee awards	**2 226**	6 236	0
e) balance at the end of period	**40 051**	42 957	52 881
- reserve for retirement severance payments	**8 417**	12 785	12 785
- reserve for jubilee awards	**31 634**	33 860	40 096

NOTE 18C

CHANGES IN SHORT-TERM PROVISIONS FOR PENSIONS AND SIMILAR BENEFITS - specifically	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) balance at the beginning of period	**6 744**	7 724	7 724
- reserve for retirement severance payments	**1 918**	2 314	2 314
- reserve for jubilee awards	**4 826**	5 410	5 410
b) additions, of which:	**0**	105	105
- reserve for retirement severance payments	**0**	7	7
- reserve for jubilee awards	**0**	98	98
d) reversals, of which:	**0**	1 085	0
- reserve for retirement severance payments	**0**	403	0
- reserve for jubilee awards	**0**	682	0
e) balance at the end of period	**6 744**	6 744	7 829
- reserve for retirement severance payments	**1 918**	1 918	2 321
- reserve for jubilee awards	**4 826**	4 826	5 508

SAP 2002 in thousands of PLN

NOTE 18D

CHANGES IN OTHER LONG-TERM PROVISIONS - specifically	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) balance at the beginning of period	**17 172**	13 938	13 938
- liability towards Varimpex - leases	**17 172**	13 938	13 938
b) additions, of which:	**1 083**	3 234	1 755
- liability towards Varimpex - leases	**1 083**	3 234	1 755
c) applications, of which:			
-			
d) reversals, of which:	0	0	0
-			
e) balance at the end of period	18 255	17 172	15 693
- leases liabilities towards Varimpex	18 255	17 172	15 693

NOTE 18E

CHANGES IN OTHER SHORT-TERM PROVISIONS - specifically	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) balance at the beginning of period	**12 261**	8 139	8 139
- reserve for liabilities towards employees	**4 479**	5 529	5 529
- reserves for franchise fees	**1 869**	643	643
- reserves for taxes, import tariffs and other	**4 124**	0	0
- other	**1 789**	1 967	1 967
b) additions, of which:	**3 062**	12 884	6 703
- reserve for liabilities towards employees	**1 182**	4 479	4 044
- reserves for franchise fees	**643**	1 869	1 972
- reserves for taxes, import tariffs and other	**621**	4 124	487
- other	**616**	2 412	200
c) reversals, of which:	**2 938**	8 762	0
- reserve for liabilities towards employees	**0**	5 529	0
- reserves for franchise fees	**0**	643	0
- reserves for taxes, import tariffs and other	**2 938**	0	0
- other	**0**	2 590	0
d) balance at the end of period	**12 385**	12 261	14 842
- reserve for liabilities towards employees	**5 661**	4 479	9 573
- reserves for franchise fees	**2 512**	1 869	2 615
- reserves for taxes, import tariffs and other	**1 807**	4 124	487
- other	**2 405**	1 789	2 167

NOTE 19A

LONG-TERM LIABILITIES	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) to subsidiary companies	**0**	0	0
- credits and loans	**0**	0	0
- long-term notes payable issued	**0**	0	0
- other financial liabilities, of which:	**0**	0	0
-			
- financial leasing commitments	**0**	0	0
- other liabilities, by type:			
-			
b) to mutually controlled companies	**0**	0	0
- credits and loans	**0**	0	0
- long-term notes payable issued	**0**	0	0
- other financial liabilities, of which:	**0**	0	0
-			
- financial leasing commitments	**0**	0	0
- other liabilities, by type:	**0**	0	0
-			
c) to associated companies	**2 902**	4 889	6 877
- credits and loans	**2 902**	4 889	6 877
- long-term notes payable issued			
- other financial liabilities, of which:			
-			
- financial leasing commitments	**0**	0	0
- other liabilities, by type:	**0**	0	0
-			
d) to a significant investor	**0**	0	0
- credits and loans	**0**	0	0

- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	0	0	0
-			
- financial leasing commitments	0	0	0
- other liabilities, by type:	0	0	0
-			
e) to the parent company	0	0	0
- credits and loans	0	0	0
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	0	0	0
-			
- financial leasing commitments	0	0	0
- other liabilities, by type:	0	0	0
-			
e) to other companies	49 348	11 618	31 647
- credits and loans	49 348	11 618	31 647
- long-term notes payable issued	0	0	0
- other financial liabilities, of which:	0	0	0
-			
- financial leasing commitments	0	0	0
- other liabilities, by type:	0	0	0
-			
Total long-term liabilities	**52 250**	16 507	38 524

NOTE 19B

LONG-TERM LIABILITIES - by maturity	**June 30, 2002**	Dec. 31, 2001	June 30, 2001
a) over 1 to 3 years	**8 165**	11 902	15 369
b) over 3 to 5 years	**43 763**	3 960	22 188
c) over 5 years	**322**	645	967
Total long-term liabilities	**52 250**	16 507	38 524

NOTE 19C

LONG-TERM LIABILITIES - by currency	**June 30, 2002**	Dec. 31, 2001	June 30, 2001
a) in Polish currency (PLN)	**11 382**	16 507	21 632
b) in foreign currencies (and as restated in PLN)	**40 868**	0	16 892
b1. unit / currency .thousands. / .EUR	**10 000**	0	5 000
in thousands PLN	**40 868**	0	16 892
b2. unit / currency .... /			
in thousands PLN			
-			
b3. in other foreign currencies as restated in thousands PLN			
Total long-term liabilities	**52 250**	16 507	38 524

ORBIS S.A. SA-P 2002 in thousands of PLN

NOTE 19D

LONG-TERM BANK CREDITS AND LOANS

Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				
BWE- 24/ORB*	Warszawa	11 202		3 645		15% per annum	2007.10.07	blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Warszawa, Solny,Francuski	-
PART-68/ORB**	Warszawa	21 650		3 343		50% of the refinancing credit	2003.06.10	blank bill of exchange, mortgage to secure future claims established in respect of the following hotelsNov-Gd.,Mrong.,cesja praw z ub.hoteli	-
Min.Fin.-I/94	Warszawa	18 700		9 618		50% of the refinancing credit	2005.08.01	mortgage to secure future claims established in respect of the Hotel Forum Kraków	-
Min.Fin.II/95	Warszawa	21 860		5 561		50% of the refinancing credit	2003.08.01	mortgage to secure future claims established in respect of the Hotel Forum Warszawa	-
Konsorcjum Banków	Londyn	204 340	50 000 EURO	41 138	10 066 EURO	Euribor + margin and obligatory costs	2006.01.15	without additional securities	-

NOTE 19E

LONG-TERM NOTES PAYABLE

Notes payable issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

SAP 2002 in thousands of PLN

NOTE 20A

CURRENT LIABILITIES	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) to subsidiary companies	**101**	0	0
- credits and loans	**0**	0	0
- long-term notes payable issued	**0**	0	0
- other financial liabilities, of which:	**0**	0	0
- trade liabilities, by maturity:	**0**	0	0
- up to 12 months	**0**	0	0
- financial leasing commitments			
- other liabilities, by type:			
-			
b) to mutually controlled companies	**101**	0	0
- credits and loans	**101**		
- long-term notes payable issued	**0**	0	0
- other financial liabilities, of which:	**0**	0	0
-	**0**	0	0
- financial leasing commitments	**0**	0	0
- other liabilities, by type:			
-			
c) to associated companies	**4 638**	4 939	4 850
- credits and loans	**4 088**	4 101	3 975
- long-term notes payable issued	**4 088**	4 101	3 975
- other financial liabilities, of which:	**500**	500	500
- payment for shares acquired	**500**	500	500
- trade accounts payable	**50**	338	375
- to 12 months	**50**	338	375
- over 12 months	**0**	0	0
d) to a significant investor	**0**	0	0
- credits and loans	**0**	0	0
- long-term notes payable issued	**0**	0	0
- other financial liabilities, of which:	**0**	0	0
-			
- financial leasing commitments	**0**	0	0
- other liabilities, by type:	**0**	0	0
-			
e) to the parent company	**0**	0	0
- credits and loans	**0**	0	0
- long-term notes payable issued	**0**	0	0
- other financial liabilities, of which:	**0**	0	0
-			
- financial leasing commitments	**0**	0	0
- other liabilities, by type:	**0**	0	0
-			
e) to other companies	**77 198**	76 321	65 303
- credits and loans	**6 968**	24 733	7 572
- long-term notes payable issued	**6 968**	6 975	7 572
- other financial liabilities, of which:	**0**	0	0
-			
- financial leasing commitments	**0**	0	0
- other liabilities, by type:			
- trade accounts receivable, with maturity of:	**23 729**	28 280	15 222
- less than 12 months	**22 897**	28 280	15 222
- over 12 months	**832**	0	0
- trade prepayments received	**3 080**	2 827	2 751
- promissory notes payable	**0**	0	0
- taxes, import tariffs and other	**18 508**	14 261	19 877
- salaries and wages payable	**2 851**	3 666	3 467
- other	**22 062**	2 554	16 414
- special funds	**12 335**	9 270	12 661
Total current liabilities	**94 272**	90 530	82 814

NOTE 20B

CURRENT LIABILITIES - by currency	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) in Polish currency (PLN)	**91 223**	71 171	79 424
b) in foreign currencies (and as restated in PLN)	**3 049**	19 359	3 390
b1. unit / currency thousand /USD	**206**	150	283
in thousands PLN	**850**	601	1 130
b2. unit / currency thousand /DEM	**2**	63	160
in thousands PLN	**4**	115	279
b3. unit / currency thousand /EUR	**540**	5 243	546
in thousands PLN	**2 167**	18 474	1 844
b4. unit / currency thousand /FRF	**0**	0	146
in thousands PLN	**0**	0	77
b3. in other foreign currencies as restated in thousands PLN	**28**	169	60
Total current liabilities	**94 272**	90 530	82 814

NOTE 20C

SHORT-TERM BANK CREDITS AND LOANS

Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral	Other comments
		PLN	foreign currency	PLN	foreign currency				
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-

NOTE 20D

COMMERCIAL PAPERS PAYABLE

Commercial papers issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights	Exchange of qoutation	Other comments
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

SAP 2002 in thousands of PLN

NOTE 21A

CHANGES IN NEGATIVE GOODWILL	June 30, 2002	Dec. 31, 2001	June 30, 2001
Balance at the beginning of period	0	0	0
a) increases, of which:	0	0	0
-			
b) decreases, of which:			
-			
Negative goodwill at the end of period	0	0	0

NOTE 21B

ACCRUED EXPENSES AND DEFERRED INCOME	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) accrued expenses, of which:	0	0	0
- long-term accruals:	0	0	0
- short-term accruals:	0	0	0
-			
b) deferred income, of which:	6 300	6 333	12 197
- long-term accruals:	0	8	0
- financial gains	0	0	0
- short-term accruals:	6 300	6 325	12 197
- free of charge take over of ownership rights			2 930
- trade prepayments	5 961	5 962	8 797
- other	339	363	470
Total accrued expenses and deferred income	6 300	6 333	12 197

NOTE 22

K Book value per share is calculated as a quotient of shareholder's equity and number of shares.There was no diluted elements.

NOTES TO OFF-BALANCE-SHEET ITEMS

NOTE 23A

CONTINGENT RECEIVABLES FROM AFFILIATED COMPANIES - due to	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) guarantees received, of which:	0	0	0
- from subsidiary companies			
- from mutually controlled companies			
- from associated companies			
- from a significant investor			
- from the parent company			
b) other (due to)	0	0	0
-			
- of which from subsidiary companies			
- of which from mutually controlled companies			
- of which from associated companies			
- of which from a significant investor			
- of which from the parent company			
-			
- of which from subsidiary companies			
- of which from mutually controlled companies			
- of which from associated companies			
- of which from a significant investor			
- of which from the parent company			
-			
Total contingent receivables from affiliated companies	0	0	0

NOTE 23B

SAP 2002 in thousands of PLN

CONTINGENT LIABILITIES TO AFFILIATED COMPANIES - due to	June 30, 2002	Dec. 31, 2001	June 30, 2001
a) guarantees extended, of which:	**4 993**	4 993	47 652
- to subsidiary companies			36 685
- to mutually controlled companies			
- to associated companies	**4 993**	4 993	10 967
- to a significant investor			
- to the parent company			
b) other (due to)	**0**	0	0
-	**0**	0	0
- of which to subsidiary companies			
- of which to mutually controlled companies			
- of which to associated companies			
- of which to a significant investor			
- of which to the parent company			
-	**0**	0	0
- of which to subsidiary companies			
- of which to mutually controlled companies			
- of which to associated companies			
- of which to a significant investor			
- of which to the parent company			
-			
Total contingent liabilities to affiliated companies	**4 993**	4 993	47 652

SA-P 2002 in thousands of PLN

NOTES TO PROFIT AND LOSS ACCOUNT

NOTE 24A

NET SALES OF PRODUCTS - by class of business	6 months ended June 30, 2002	6 months ended June 30, 2001
hotel and ancillary services	**196 242**	200 240
- of which to affiliated companies	**11 711**	14 618
food and beverages	**77 210**	117 073
- of which to affiliated companies	**1 733**	8 546
lease of presmiese	**14 218**	15 624
- of which to affiliated companies	**2 853**	1 141
other	**10 130**	11 659
- of which to affiliated companies	**8 364**	851
Total net sales of products	**297 800**	344 596
- of which to affiliated companies	**24 661**	25 156

NOTE 24B

NET SALES OF PRODUCTS - by geographic area	6 months ended June 30, 2002	6 months ended June 30, 2001
a) domestic sales	**297 800**	344 596
- of which to affiliated companies	**24 661**	25 156
-		
- of which to affiliated companies	**0**	0
-		
- of which to affiliated companies	**0**	0
-		
b) export sales	**0**	0
- of which to affiliated companies	**0**	0
-		
- of which to affiliated companies	**0**	0
-		
- of which to affiliated companies	**0**	0
-		
Total net sales of products	297 800	344 596
- of which from affiliated companies	**24 661**	25 156

NOTE 25A

NET SALES OF MERCHANDISE AND RAW MATERIALS - by class of business	6 months ended June 30, 2002	6 months ended June 30, 2001
sales of merchandise	**2 531**	2 599
- of which to affiliated companies	**0**	190
sales of raw materials	**188**	349
- of which to affiliated companies	**0**	25
-		
Total net sales of merchandise and raw materials	**2 719**	2 948
- of which to affiliated companies	**0**	215

NOTE 25B

NET SALES OF MERCHANDISE AND RAW MATERIALS - by geographic area	6 months ended June 30, 2002	6 months ended June 30, 2001
a) domestic sales	2 719	2 948
- of which to affiliated companies	0	215
-		
- of which to affiliated companies		
-		
- of which to affiliated companies		
-		
b) export sales	0	0
- of which to affiliated companies	0	0
-		
- of which to affiliated companies		
-		
- of which to affiliated companies		
-		
Total net sales of merchandise and raw materials	2 719	2 948
- of which from affiliated companies	0	215

NOTE 26

EXPENSES - by type	6 months ended June 30, 2002	6 months ended June 30, 2001
a) amortization and depreciation	**33 341**	32 416
b) raw materials and energy used	**52 738**	58 146
c) third party work	**52 162**	53 780
d) taxes and charges	**12 972**	11 340
e) salaries and wages	**98 010**	120 830
f) social security and other employee benefits	**27 085**	32 520
g) other expenses:	**8 051**	7 402
- VAT	**405**	522
- business travel	**941**	1 640
- insurance premium	**898**	813
Total expenses by type	**284 359**	316 434
Changes in inventories, products and deferred expenses	**0**	0
Cost of work and services for own needs (negative value)	**0**	0
Distribution expenses (negative value)	**- 19 118**	- 17 345
General administrative expenses (negative value)	**- 41 375**	- 46 577
Cost of products sold	**223 866**	252 512

NOTE 27

OTHER OPERATING INCOME	6 months ended June 30, 2002	6 months ended June 30, 2001
a) provisions cancelled, of which:	**817**	4 628
- liabilities due to employees	**0**	3 409
- other	**817**	1 219
b) other, of which:	**2 902**	1 973
- profit from disposal of non-finanical fixed assets	**0**	0
- profit from non-financial investments	**652**	15
- grants received	**0**	0
- indemnities received	**171**	145
- trademark licence fees	**836**	842
- profit from asset disposal	**9**	43
- donations received	**8**	65
- other	**1 226**	0
Total other operating income	**3 719**	6 601

NOTE 28

OTHER OPERATING EXPENSES	6 months ended June 30, 2002	6 months ended June 30, 2001
a) provisions established, of which:	**1 492**	5 928
- future claims of lessor	**1 082**	1 754
- doubtful and irrecoverable debt	**857**	0
- liabilities due to employees	**30**	4 174
- employment restructuring costs	**410**	0
- na koszty opłat za wieczyste użytkowanie		0
b) other, of which:	**6 730**	6 499
- loss from disposal of non - financial fixed assets	**0**	0
- revaluation of non-financial fixed assets	**212**	0
- cost of non-financial long term investments	**153**	0
- positive goodwill depreciation	**274**	274
- donations	**237**	356
- write off of irrecoverable debt	**433**	1 192
- trademark costs	**52**	55
- costs of assets disposal	**986**	150
- fines, penalties paid	**28**	49
- employment restructuring costs	**3 024**	4 138
- other	**1 331**	285
Total other operating expenses	**8 222**	12 427

NOTE 29A

FINANCIAL INCOME ON DIVIDENDS	6 months ended June 30, 2002	6 months ended June 30, 2001
a) from affiliated companies, of which:	**0**	2 000
- from subsidiary companies	**0**	0
- from mutually controlled companies	**0**	0
- from associated companies	**0**	2 000
- from a significant investor	**0**	0
- from the parent company	**0**	0
b) from other companies	**175**	0
Total financial income from dividends	**175**	2 000

NOTE 29B

FINANCIAL INCOME ON INTEREST RECEIVABLE	6 months ended June 30, 2002	6 months ended June 30, 2001
a) interest on loans granted	**0**	0
- from affiliated companies, of which:	**0**	0
- from subsidiary companies	**0**	0
- from mutually controlled companies	**0**	0
- from associated companies	**0**	0
- from a significant investor	**0**	0
- from the parent company	**0**	0
- from other companies	**0**	0
b) other interest	**82**	230
- from affiliated companies, of which:	**30**	55
- from subsidiary companies	**0**	0
- from mutually controlled companies	**0**	0
- from associated companies	**30**	55
- from a significant investor	**0**	0
- from the parent company	**0**	0
- from other companies	**52**	175
c) interest received	**1 442**	2 709
Total financial income on interest receivable	**1 524**	2 939

NOTE 29C

OTHER FINANCIAL INCOME	6 months ended June 30, 2002	6 months ended June 30, 2001
a) gain on foreign exchange differences	**638**	0
- realized	**638**	0
- unrealized	**0**	0
b) reserves cancelled, of which:	**0**	0
-		

c) other, of which:	**829**	1 416
- profit from disposal of investment	**0**	0
- revaluation of investment value	**0**	0
- foreign currency cashier outlets	**716**	832
- interest calculated not yet received	**100**	95
- other	**13**	489
Total other financial income	**1 467**	1 416

NOTE 30A

FINANCIAL EXPENSES DUE TO INTEREST PAYABLE	6 months ended June 30, 2002	6 months ended June 30, 2001
a) interest on credits and loans contracted	**467**	866
- for affiliated companies, of which:	**0**	0
- for subsidiary companies	**0**	0
- for mutually controlled companies	**0**	0
- for associated companies	**0**	0
- for a significant investor	**0**	0
- for the parent company	**0**	0
- for other companies	**467**	866
b) other interest	**1 011**	1 901
- for affiliated companies, of which:	**0**	0
- for subsidiary companies	**0**	0
- for mutually controlled companies	**0**	0
- for associated companies	**0**	0
- for a significant investor	**0**	0
- for the parent company	**0**	0
- for other companies	**1 011**	1 901
Total financial expenses due to interest payable	**1 478**	2 767

NOTE 30B

OTHER FINANCIAL EXPENSES	6 months ended June 30, 2002	6 months ended June 30, 2001
a) loss on foreign exchange differences	**0**	100
- realized	**0**	60
- unrealized	**0**	40
b) reserves cancelled, of which:	**0**	0
-		
c) other, of which:	**1 763**	810
- permanent impairment of value of investment	**150**	0
- revaluation of investment	**0**	0
- deffered costs of organisation and expansion	**770**	810
- revaluation of securities, shares and other ownership rights	**839**	0
- other	**4**	0
Total other financial expenses	**1 763**	910

K **Orbis S.A. sporządza skonsolidowane sprawozdania finansowe.**

NOTE 32

EXTRAORDINARY GAINS	6 months ended June 30, 2002	6 months ended June 30, 2001
a) windfall gains	89	0
b) other extraordinary income, of which:	0	0
-		
Total extraordinary gains	89	0

NOTE 33

EXTRAORDINARY LOSSES	6 months ended June 30, 2002	6 months ended June 30, 2001
a) casualty losses	7	0
b) other extraordinary expenses	0	0
-		
Total extraordinary losses	7	0

NOTE 34A

CURRENT CORPORATE INCOME TAX	6 months ended June 30, 2002	6 months ended June 30, 2001
1. Profit (loss) before taxation	11 187	27 235
2. Differences between profit (loss) before taxation and income tax basis, of which:	5 548	12 545
	5 742	- 3 750
-	- 194	16 295
3. Income tax basis	16 735	39 780
4. Corporate income tax at .... % rate	4 686	11 138
5. Increases, reliefs, exemptions, allowances, and reductions in/of corporate income tax	0	
6. Current corporate income tax as stated in the taxation statement for the period, of which:	4 686	11 138
- disclosed in the profit and loss account	4 686	11 138
- referring to items that decreased or incrased the shareholders' equity	0	0
- referring to items that decreased or incrased the goodwill or negative goodwill	0	0

NOTE 34B

DEFERRED CORPORATE INCOME TAX	6 months ended June 30, 2002	6 months ended June 30, 2001
- decrease (increase) due to occurrence or reversal of timing differences	108	- 2 968
- decrease (increase) due to change of taxation rates	0	0
- decrease (increase) due to formerly not recognized losses, tax reliefs, or timing differences of prior periods	0	0
- decrease (increase) due to writing-off assets by virtue of deferred income tax or lack of possibility of applying a reserve on deferred income tax	0	0
- other components of deferred income tax, of which:	0	0
-		
Total deferred income tax	108	- 2 968

NOTE 34C

TOTAL AMOUNT OF DEFERRED INCOME TAX	6 months ended June 30, 2002	6 months ended June 30, 2001
- included in the shareholders' equity	0	0
- included in the goodwill or negative goodwill	0	0

NOTE 34D

INCOME TAX AS STATED IN THE PROFIT AND LOSS ACCOUNT referring to	6 months ended June 30, 2002	6 months ended June 30, 2001
- abandoned business activities	0	0
- result of extraordinary items	0	0

NOTE 35

OTHER OBLIGATORY INCOME DECREASES (LOSS INCREASES) - specifically	6 months ended June 30, 2002	6 months ended June 30, 2001
-		
Total other obligatory income decreases (loss increases)	0	0

NOTE 36

SHARE IN NET PROFITS (LOSSES) OF SUBSIDIARY AND ASSOCIATED COMPANIES VALUED UNDER THE EQUITY METHOD	6 months ended June 30, 2002	6 months ended June 30, 2001
- write-down from goodwill of subsidiary and associated companies		
- write-down from negative goodwill of subsidiary and associated companies		
- write-down of difference the valuation of net assets		

Nota 37

The decision of General Assembly of Orbis S.A. Shareholders Apportioned the net profit generated during the financial year ended Decemeber 31,2001 to:
-the dividend in the amount of PLN 18, 430, 303.20 (40 Grosze per share)
-the reserve capital in the amount of PLN 32,547,216.81

Nota 38

Profit per ordinary share is calculated as a quotient of profit for the last 12 months and the number of ordinary shares.There were not any diluting factors in the present reporting period.

NOTES TO CASH FLOW SATEMENT

K Structure of cash and cash equivalents as of 30.06.2002

		30.06.2002		30.06.2001
Cahs, of which :		67 092		43 082
- on hand		1 724		1 782
- in the bank		41 307		35 097
- deposit account		24 061		6 203
Cash equivalents, of which :		8 065		3 937
- cash in transit	2 773		362	
- Social security fund		5 292		3 575
other financial assets		20		23
TOTAL		75 177		47 042

The change in provisions, deferred assets and accrued expenses presented in cash flow statement equals the change in balance sheet.

Change in receivables
change in balance sheet (10 791)

change in balance sheet		(10 791)
change in prepaid tangible assets in progress	459	
change in cash flow statement	(10 332)	
Change in liabilities		
change in balance sheet	21 520	
dividend for 1991	(18 431)	

I. Additional Notes

Note No 1.

1.1. In the first half of 2002 the Company did not issue securities as defined in Article 3 section 3 of the Act of August 27, 1997, the Law on Public Trading in Securities (Journal of Laws „Dz.U." No 118, item 754, as amended).

1.2. Financial instruments
In the past year, the Company began to employ derivative instruments as foreign exchange risk management tool in respect of its debt under a credit facility. The Company does not use financial instruments for speculative purposes.

Options are used to secure credit liabilities of the Company that are subject to foreign exchange risk. This method was selected by the Company with a view to curb the financial costs.

During the first half of 2002, the foreign currency hedge implemented in the form of a zero-cost "collar" option with respect to a credit facility incurred in EUR (contract dated October 9, 2001) was settled. The costs incurred by Orbis S.A. under this item amounted to PLN 997 thousand. The above-mentioned cost was posted to fixed assets under construction.

1.3 Financial instruments held to maturity
On June 26, 1998, Orbis S.A. and the company Kulczyk Holding S.A. signed an agreement, whereby Orbis S.A. acquired 9.22% of shares in Autostrada Wielkopolska S.A. worth PLN 42 495 thousand. According to the provisions of the said agreement, Kulczyk Holding S.A. was bound to repurchase the shares (upon the demand by Orbis S.A.) at a price paid by Orbis S.A. plus the interest on 52-week Treasury bonds (put option price) within 2 years beginning from October 30, 2000. At the same time, Kulczyk Holding S.A. may, during the above mentioned time period, demand from Orbis S.A. the resale of the above-mentioned shares at a repurchase price increased by an additional 15%.

On October 11, 200, an annex to the conditional sale agreement was signed with Kulczyk Holding S.A.. The said annex upheld the possibility to exercise the above-mentioned option despite the fact that the shares in Autostrada Wielkopolska S.A. have been contributed to the company AWSA Holland II BV as a premium contribution.

In accordance with the IAS 39, rights and obligations contained in these agreements result in the existence of a derivative instrument held to maturity, i.e. acquired put option and issued call option in respect of the above mentioned shares.

Due to the fact that AWSA Holland II BV shares are not listed on an active market, it is impossible to measure the fair value of these financial instruments as of June 30, 2002.

Orbis S.A. did not carry out an analysis of all concluded agreements in respect of derivative instruments. Presently the Company is working on defining the rules of classifying the agreements from the perspective of derivative instruments included in those agreements.

Note No 2.

Conditional liabilities of Orbis S.A. under guarantees and sureties granted to subsidiaries and affiliates.

No	Beneficiary	Amount of liability	June 30, 2001	June 30, 2002	Description
			NBP fx rate as of June 30, 2001	NBP fx rate as of June 30, 2002	
1.	„Polorbis Travel" London	GBP 249 000.00	1 395 943.80	0	Guarantee expired on Dec 7, 2001. (return of the guarantee and termination of agreements with Polorbis Travel)
2.	„Orbis" Casino Warszawa	PLN 938 00.00	938 000.00	938 000.00	Surety until March 13, 2009.
3.	„Orbis" Casino Warszawa	PLN 2 055 000.00	2 055 000.00	2 055 000.00	Surety until June 30, 2003.
4.	„Orbis" Transport Sp. z o. o.	CHF 12 000 000.00	26 652 000.00	0	Expiry and return of the bill of exchange on October 11, 2001.
5.	„Orbis" Transport Sp. z o.o.	DEM 5 000 000.00	8 636 500.00	0	Expiry and return of the bill of exchange on October 11, 2001.
6	Królewska Sp. z o.o.	US$ 2 000 000.00	7 974 200.00	0	Sale of the company and expiry of the promissory note (transferred to the purchaser of the company – Dec 20, 2001).
7.	Globis Poznań Sp. z o.o.	PLN 2 000 000.00		2 000 000.00	Registered pledge on shares of Orbis S.A. – surety for BZ WBK
A	**Liabilities under guarantees and sureties, of which**		**47 651 643.80**	**4 993 000.00**	
	- to controlled subsidiaries		36 684 443.80	0.00	
	- to affiliated companies		10 967 200.00	4 993 000.00	

Note No 3.

The Company does not owe any amounts to the public budget or units of territorial self-government related to acquisition of the ownership title to buildings and constructions.

Note No 4.

The Company did not cease any of its business operations during the first half of 2002.

Note No 5.

No costs related to investments in progress and fixed assets created for the purpose of the Company's business were incurred during the first half of 2002.

Note No 6.

The planned investment outlays for the year 2002 amounted to PLN 150 971.2 thousand. The amount actually invested totaled PLN 33 703.4 thousand, i.e. 22.4%.

Note No 7.1.

In accordance with a statement of ORBIS S.A. Management Board, during the period to which the financial statements relate, ORBIS S.A. did not enter into any transactions with affiliated entities, which means that no transactions involving transfer of rights and obligations, either gratuitous or against consideration, occurred between ORBIS S.A. and:

a) members of the Management Board or Supervisory Board of ORBIS S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of ORBIS S.A., it subsidiaries and affiliated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of ORBIS S.A., it subsidiaries and affiliated companies.

Note No 7.2.

Information concerning associated companies:

Company Legal status	No of Supervisory Board members		No of Management Board members	
	Total	Orbis S.A. representatives	Total	Orbis S.A. representatives
Subsidiaries:				
PBP Orbis, Sp. z o.o.	5	3	3	0
ORBIS Transport, Sp. z o.o.	3	2	2	0
PORT Silnowa, Sp. z o.o.	3	3	3	2
Affiliates:				
ORBIS CASINO, Sp. z o.o.	6	2	3	1
Globis Poznań, Sp. z o.o.	4	1	3	0
Globis Wrocław Sp. z o.o.	4	1	3	0
PH Majewicz, Sp. z o.o.	4	2	3	1
Minority holdings:				
AWSA Holland H.B.V.	11	0	1[1)]	0
BWE S.A.	10	0	3	0
PPTE DIAMENT, S.A.	5	1	3	0
PolCard, S.A.	7	1	5	0
Polskie Hotele, Sp. z o.o. in liquidation	3	1	1 liquidator	0
Rena Kord, S.A. in bankruptcy	6	0	receiver in bankruptcy	0
TARPAN, Sp z o.o. in liquidation	3	0	1 liquidator	0
Walewice, Sp. z o.o in liquidation	0	0	1 liquidator	0

Settlements between Orbis S.A. and associated companies in PLN thousands:

	PBP Orbis Sp. z o.o.	ORBIS Transport Sp. z o.o.	Orbis Casino Sp. z o.o.	Other associated companies	**Affiliates – total**
Trade debtors					
Trade debtors	2 258	785	146	3 140	**6 329**
Creditors					
Trade creditors	16	85	50	0	**151**
Other creditors	0	0	0	500	**500**
Credits and loans	0	0	0	4 088	**4 088**
Total creditors	**16**	**85**	**50**	**500**	**4 739**

[1] Legal person; Rabobank Management BV

Costs and revenues from transactions between Orbis S.A. and associated companies:

	Subsidiaries	Affiliates	Other associated companies	**TOTAL**
Sales income				
Room department	10 911	81	718	**11 711**
Food&beverage department	1 523	128	83	**1 733**
Rentals	1 189	1 574	90	**2 853**
Other	1 735	920	5 708	**8 363**
Total income	**15 359**	**2 704**	**6 598**	**24 661**
Costs of products, goods and raw materials sold				
Total costs	784	71	7 077	**7 933**

Note No 8.

No joint ventures have been undertaken by companies of the Orbis Group in the first half of 2002.

Note No 9.

Structure of employment:

Item description	**Average employment**	
	First 6 months of 2001	**First 6 months of 2002**
I. Hotel services /1. to 5./	**5 625**	**4 857**
1. Hotel room department	1 948	1 730
2. Food and beverages department	3 220	2 754
3. Other	119	117
4. Ancillary activities	302	221
5. Commercial activities	36	35
II. Administration and management	1 145	1 037
III. Real property operation and maintenance	828	712
IV. Marketing	219	260
TOTAL /I to IV/	**7 817**	**6 866**

Note No 10.

Remuneration of Management Board and Supervisory Board members in PLN '000		
of which:	**The Company**	**The Company's subsidiaries and affiliated companies**
Management Board	2002 thousand	144 thousand
Supervisory Board	99 thousand	0.0

Note No 11.

As of June 30, 2002, members of the Company's Management Board and Supervisory Board were not indebted to the Company or its subsidiaries.

Note No 12.

No major events relating to past years occurred during the reporting period.

Note No 13.

No major events which could affect the presented results for semi-annual period of 2002 occurred after the balance sheet closing date.

Note No 14.

ORBIS Spółka Akcyjna having its corporate seat in Warsaw was established in the course of transformation of the State-Owned Enterprise „Orbis" on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises. On January 9, 1991, the Company was registered at the District Court for the Capital City of Warsaw under the companies' register number RHB 25134.

Assets and liabilities of the State-Owned Enterprise „Orbis" were taken over at their book value according to the balance sheet prepared as of December 31, 1990.

Note No 15.

During the last three years of the Company's operations, the annual inflation level remained below 10%. Therefore, the financial figures for the year 2001 have not been adjusted.

Note No 16.

Comparative presentation of differences between the figures disclosed in the financial statements and the comparative financial data and the previously disclosed and published financial statements.

Description of adjustments:	Balance sheet total		Adjustment	
	Dec 31, 2001.	Jan 1, 2002.	increase of the balance sheet total	disclosure
1	2	3	4	5
Balance sheet total	**1 291 770.53**	**1 564 968.14**	**273 197.60**	
Adjustments:		**0.00**	**0.00**	
- Building of the Bristol hotel – write-off		5 057.90	5 057.90	
- Works of art - write-off		49.24	49.24	
- Titles to perpetual usufruct of land transferred from off-balance sheet registers		247 899.99	247 899.99	
- Titles to perpetual usufruct of land transferred from off-balance sheet registers - the Bristol hotel		8 884.00	8 884.00	
- Updated valuation of fixed assets				-75.65
- Provisions – tax				13 103.50
- Adjusted calculation of deferred tax				-2 885.51
- Output VAT				-98.16
- Adjusted calculation of deferred tax			1 262.30	
Subtotal	**1 291 770.53**	**261 891.13**	**263 153.43**	**10 044.18**

Note No 17.

Changes in the accounting principles (policy) applied

The information included in the financial statements and pertaining to the past periods has been presented taking account the changes introduced by the amended Accounting Act of September 29, 1994, in respect of the items that are of major importance for the Company, i.e.:

17.1 The profit and loss account includes the changes in reporting of positive foreign exchange rate differences and the accrued interest on receivables, unpaid as of the date of preparing the financial statements, which prior to January 1, 2002, were reported as deferred income.

17.2 In the balance sheet:

17.2.1. The titles to the perpetual usufruct of land have been disclosed in the asset column under the item "fixed assets" (until December 31, 2001, these titles were reported in

the off-balance sheet registers). Moreover, the following other appropriations have been made:
- the purchased titles to perpetual use of land have been posted from intangible assets to fixed assets;
- long-term investments include real property, works of art, titles to a perpetual use of land which so far have been reported as fixed assets or in an off-balance register;
- the item long-term deferred costs includes the cost of generating capital that took place in 1998 (until December 31, 2001, this cost was reported as intangible assets) as well as the assets held on account of deferred income tax;

17.2.2. Under the "liabilities" item, the value of the reported titles to the perpetual usufruct of land (reported in the off-balance sheet register until December 31, 2001) has been posted to revaluation reserve, while the accrued expenses have been reported as other provisions for payments due.

Note No 18.
No substantial errors that would have had to be corrected in the present financial statements occurred during the reporting period and in the past periods.

Note No 19.
There is no doubt that the Company may continue its operations.

Note No 20.
No merger of companies occurred in the period covered by the financial statements.

Note No 21.
The subsidiaries and affiliated companies are not obliged to prepare financial reports as of June 30, 2002. As of Orbis S.A. balance sheet date the subsidiaries and affiliated companies did not prepared full financial reports. The valuation of shares by equity method will be presented in semi-annual consolidated financial statements of the Orbis Group which will be submitted to the Polish Securities and Exchanges Commission on October 30, 2002.

Note No 22.
As of June 30, 2002, the share capital of the Company amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders holding over 5% of the Company's shares encompass:

Shareholder	Share of votes at the General Assembly as of June 30, 2001.	Changes from June 30, 2001, till June 30, 2002	Share of votes at the General Assembly as of June 30, 2002.	No of shares as of June 30, 2002.
Accor S.A.	20 %	+ 4.1%	24.99%	11,519,251
Reib International Holdings Limited	10.37%	-	10.37%	4,778,190
Franklin Resources, Inc	5 %	- 5%	0.0	0.0
State Treasury	6.24%	-2.17%	4.07%	1,875,000
Globe Trade Centre S.A	5%	-	5%	2,303,853
Michal Solowow	5.01%	-2.41%	2.60%	1,197,560
CU OFE BPH CU WBK	-	+ 4.34%	4.34%	2,000,000

Other shareholders	48.38 %	+0.25%	48.36%	22,403,064

Note No 23.

As of June 30, 2002, members of the Management Board held the following blocks of shares in Orbis S.A.:

1. Maciej Grelowski	President of the Management Board holds 4 563 shares of ORBIS S.A.
2. Krzysztof Andrzej Gerula	Vice-President of the Management Board holds 2 607 shares of ORBIS S.A. holds 182 shares of PBP Orbis Sp. z o.o. holds 73 shares of Orbis Transport Sp. z o.o.
3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of ORBIS S.A. holds 327 shares of PBP Orbis Sp. z o. o holds 200 shares of Orbis Transport Sp. z o. o
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3 000 shares of ORBIS S.A.
5. Laurent Picheral	Member of the Management Board does not hold any shares in the Company or other companies in the ORBIS Group
6. Yannick Rouvrais	Member of the Management Board does not hold any shares in the Company or other companies in the ORBIS Group

Note No 24.

On January 25, 2002, the Extraordinary General Assembly of Orbis Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2001/.

Note No 25.

According to Resolution no 10/V/2002 dated March 12, 2002, the Supervisory Board of Orbis S.A. decided to prolong the agreement with a licensed auditor Deloitte & Touche Audit Services Sp. z o.o., having its corporate address in Warsaw, at 6, Fredry street, registered on the list of chartered accountants under the number 73, which has been co-operating with Orbis S.A. and has audited its financial statements since the year 2000, and to entrust the said auditor with the task of examining and auditing the financial statements of the company Orbis S.A. and the consolidated financial report of the Orbis Group for the year 2002 as well as financial statements for years 2001 and 2002 prepared according to the International Accounting Standards.

Note No 26.

On May 21, 2002, the Supervisory Board appointed the following persons as members of the Management Board in Orbis S.A. for the 5th tenure:

1/ Maciej Grelowski - President of the Management Board
2/ Ireneusz Węgłowski - Vice-President of the Management Board
3/ Andrzej Szułdrzyński - Vice-President of the Management Board

4/ Krzysztof Gerula - Vice-President of the Management Board
5/ Yannick Rouvrais - Member of the Management Board
The above mentioned persons served as members of the Orbis S.A. Management Board during the 4th tenure of the Board.
/Current report no 12/2001/.

Note No 27.

In relation to the need of repair and reconstruction of the "Sofitel" in Cracov, the said hotel will stop operations on November 10, 2002. Due to a long-term nature of the investment (over 2 years), the Orbis S.A. "Sofitel" Branch in Cracov will be wound-up. The restructuring plan for the years 2002-2003, the annual plan for 2002, provides for an amount of PLN 4.08 million as severance payments for redundant employees out of the overall amount of PLN 13.3 million for total severance payments, of which PLN 9.3 million was planned for the second half of 2002 (of which PLN 4.08 million for Sofitel). Therefore, no provision for employee costs related to the winding-up of this branch has been created.

Note No 28.

The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 26, 2002. The Assembly approved:

1. Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2001, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2001 and allocation of the reserve capital to cover the past years' loss reported in the balance sheet prepared as at December 31, 2001;
2. Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001;
3. Financial statements of the Company for the financial year 2001 including:
   - balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,291,770,534.89 (say: one billion two hundred ninety one million seven hundred seventy thousand five hundred and thirty four Polish Zloty and 89 Grosze);
   - profit and loss account for the period from January 1, 2001, up till December 31, 2001, showing a net profit of PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze);
   - cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 20,745,211.02 (say: twenty million seven hundred forty five thousand two hundred and eleven Polish Zloty and 02 Grosze);
   - additional notes;
4. Apportionment of the net profit generated during the financial year ended December 31, 2001, amounting to PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze) to:
   - reserve capital - amount of PLN 32,547,216.81 (say: thirty two million five hundred forty seven thousand two hundred and sixteen Polish Zloty and 81 Grosze),
   - dividend - amount of PLN 18,430,803.20 (say: eighteen million four hundred thirty thousand eight hundred and three Polish Zloty and 20 Grosze);

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2001.

The Ordinary General Assembly of Shareholders also granted its consent for the allocation of the Company's reserve capital to cover the past years' loss in the amount of PLN 263,496.96 (say: two hundred sixty three thousand four hundred and ninety six Polish Zloty and 96 Grosze) reported in the balance sheet prepared as at December 31, 2001.

Note No 29.

The Ordinary General Assembly of Shareholders also approved the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2001, including:

- consolidated balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,382,315,000 (say: one billion three hundred eighty two million three hundred and fifteen thousand Polish Zloty);
- consolidated profit and loss account for the period from January 1, 2001 up till December 31, 2001 showing a net profit of PLN 51,201,000 (say: fifty one million two hundred and one thousand Polish Zloty);
- consolidated cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 18,985,000 (say: eighteen million nine hundred and eighty five thousand Polish Zloty);
- additional notes;
- report on the activity of the Group during the year 2001.

Note No 30.

The Ordinary General Assembly of Shareholders also granted its consent for.

1) transfer, by way of an open unlimited tender, of the ownership title to the real property located in London, at Cumbrian Gardens 67 NW2 and 1ED, along with furnishings;
2) transfer of the title to land with buildings located in Zielona Góra at 9a, Staszica street;
3) transfer, without recourse to the tender procedure, to the Municipal Office in Zielona Góra, of the title to perpetual usufruct of land located in Zielona Góra, at Stanisława Wyspiańskiego street, registered in the land and mortgage register KW 39818 kept by the District Court in Zielona Góra;
4) transfer, by way of an unlimited public written tender, of the title to real property located in Poznań, at 12, Św. Wincentego street, composed of:
   - right of perpetual usufruct of a plot of land no 5/11 (central map section, sheet 6-7) having an area of 7310 m2,
   - ownership title to laundry building having an area of 2,360 m2,
   - ownership title to storehouse having an area of 720 m2,
   - ownership title to local electric energy & trafo station having an area of 28.5 m2,

   registered in the land and mortgage register no KW 120879 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division;
5) acquisition of the right of perpetual usufruct of:
   - a plot of land no 3/2 having an area of 122 m2,
   - and plot no 7/1 having an area of 930 m2,

   registered in the land and mortgage register no KW 139916 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division.
6) sale of the right of perpetual usufruct of real property located in Sosnowiec, at 5, Kresowa street, composed of a part of the plot no 1/43 having an area of 708 m2 registered in the land and mortgage register no KW 24172 kept by the District Court, VI Land and Mortgage Registry Division in Sosnowiec without recourse to the tender procedure.

Note No 31.

The Ordinary General Assembly of Shareholders further approved for implementation Annex No 1 to the Social Pact dated July 11, 2000, executed by and between Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand, and the national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of ORBIS Employees with its office in Gdańsk and the Board of the Federation of Trade Unions of Orbis Employees with it office in Poznań, on the other hand, that has been approved for implementation by virtue of resolution no 6 of the Extraordinary General Assembly of "Orbis" S.A. dated October 3, 2000.
/Current report no 17/2001/.

Note No 32.

The annual Ordinary General Assembly of Shareholders of Orbis S.A. decided to allocate the amount of PLN 18,430,803.20 for payment of the dividend for shareholders, whereby the amount of dividend per share was fixed at 40 grosze. The dividend date (date of entitlement to dividend) was fixed at August 1, 2002, and the date of payment of the dividend at August 22, 2002.

Note No 33.

On June 26, 2002, the "Orbis" S.A. Supervisory Board appointed Mr. Laurent Picheral as member of the "Orbis" S.A. Management Board for its 5th tenure.
/Current report no 18/2001/.

II. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 140 million, which corresponds to 10% of the Company's equity shown in the balance sheet prepared as of June 30, 2002, were initiated against or by the Company.

1. Among the pending court litigation, the case of the **„Hotel Europejski" in Warsaw** is of particular importance to the Company. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, plot no 51/1, 51/2 and 51/3, having a total area of 5,330 m2, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the Head of the Warsaw County to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The proceedings are pending.

b) Proceedings before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no 119/00 issued on November 6, 2000 refusing to suspend proceedings.

c) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected.

d) On July 5, 2002, the attorney of Orbis S.A. sent a letter to HESA concerning the possibility of continuing conciliatory discussions concerning the Europejski Hotel in the present legal and actual situation. On June 17, 2002, in response to the said letter HESA stated that the renewal of conciliatory discussions would have been greatly aided by a positive approach on the part of Orbis S.A. to demands for payment concerning the "rent" due, i.e. damages for a non-contractual use of the real property in question. I a letter dated June 24, 2002, Orbis S.A. responded to HESA's claims contained in a letter dated June 17, 2002, and expressed conviction that it is still possible to reopen negotiations, if the initial purpose of such negotiations is to firstly agree on the joint interests of the parties and, in case such interests do not overlap, to undertake an effort of bridging the gap. Having agreed on the concordant interests of the parties, it will be possible to realize them in the form of specific economic or juridical solutions.

e) In a letter dated July 4, 2002, Orbis S.A. applied to the head of the Warsaw-Centrum Commune, Mr. Jan Wieteska, with a request to apply (consider the purposefulness of applying) to the Minister of Internal Affairs and Administration to declare as invalid, on the grounds of Article 156 § 1 point 2, that the decision of the National Property Committee dated February 1, 1994, which upheld in force the decision of he Warsaw Voivod dated August 16, 1993, concerning refusal to declare acquisition, by operation of the law, by the Warsaw-Śródmieście District Commune, of real property with buildings, located in Warsaw, at 13, Krakowskie Przedmieście street, along with declaring the invalidity of the latter decision.

2. Kasprowy Hotel in Zakopane.

The case was initiated by Helena Leśniak and Bronisława Biernacik (case file no 02-239/97) to declare the invalidity of the decision issued by the Nowosądeckie Voivod confirming the acquisition by Orbis S.A. of the right to perpetual usufruct of real property located in Zakopane, at the spot named Polana Szymoszkowa (plot with an area of around 2.5 hectare).

The attorney of Orbis S.A. filed a complaint before the Supreme Administrative Court in Warsaw (date of complaint: May 17, 2001) against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after a review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994, concerning granting the title to property. The decision of the Nowosądeckie Voivod confirmed the acquisition by Orbis S.A. of the right to perpetual usufruct of the real property located in Zakopane, at Polana Szymoszkowa (plot with an area of around 2.5 hectare). On July 6, 2001, in response to application by Orbis S.A., the President of Housing and Municipal Development Office applied for dismissal of the decision.

3. Kasprowy Hotel in Zakopane.

The case concerning termination of the right to perpetual usufruct of the plot no 203/1 with an area of 30, 543 m2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. wit respect to Polana Szymoszkowa and passed the case again for review. On March 5, 2002, the Tatry Head terminated the administrative proceedings as groundless, and Mrs. Czesława Ross and Maria Walczak appealed. The date of the hearing was fixed at August 31, 2002.

4. Grand Hotel in Warsaw.
The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m2), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Municipal Office and the Municipal Council passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the resident of the Municipal Office and the Municipal Council issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. In response, Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw.

5. Grand Hotel in Warsaw.
On March 20, 2000, the successor to the former co-owner of the land constituting a real property in Warsaw (parts of plots no 133/1 and 133/2 having an area of 23m2), located at 19, Wspólna street, Mrs. Joanna Ostrowska-Bazgier, applied to the Housing and Municipal Development Office to declare invalidity of the administrative decision issued by the President of the City of Warsaw on April 11, 1950, that refused to grant to the former owners the right to temporary ownership of the real property. The application was not reviewed and in a decision dated August 21, 2000, and December 11, 2000, the Housing and Municipal Development Office refused to declare the said decision as invalid. Therefore, on January 16, 2001, Joanna Ostrowska-Bazgier filed a complaint before the Supreme Administrative Court against the decision dated December 11, 2000, passed by the President of the Housing and Municipal Development Office that refused to declare the said decision invalid.

6. Grand Hotel in Warsaw.
The case was initiated by Mr. Romuald Wrzecian to declare invalidity of the decision no PB/3318/50/U/4804/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (parts of plots no 133/1 and 133/2 having an area of 478m2), located at 16, Hoża street. After review of the case, on August 30, 2001, the Housing and Municipal Development Office issued a decision whereby it refused to declare invalidity of the appealed-against decision of June 12, 1950. Therefore, successors of Mr. Romuald Wrzecian filed separate applications for a review of this case by the Office. The President of the Housing and Municipal Development Office issued a decision dated February 14, 2002, whereby it upheld in force the appealed decision of August 30, 2001.

7. Mercure-Unia Hotel in Lublin.
Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. Implementing the decision of the Property Commission, on October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL will unconditionally waive its claims to 1479 m2, while Orbis S.A. will waive its perpetual

usufruct right to 139 m2. On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the right to perpetual usufruct of the real property located in Lublin, at Al.Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 m2, and 3/4 with an area of 19 m2. Due to the fact that KUL and the Lubelskie Voivod was not represented at the hearing on May 28, 2002, the Commission postponed the case without fixing the date of next hearing.

8. Gdynia Hotel in Gdynia.

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m2, plot no 728/150 and 729/150 having a total area of 493 m2 (owned by the State Treasury), plots having an area of 617 m2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property by an area of 679 m2.

9. Polonez Hotel in Poznań.

Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań. The proceedings concern plots no 3/2 with an area of 122 m2 and no 7/1 with an area of 930 m2.

10. Sofitel Victoria.

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury.

11. Hotel Novotel Centrum in Warsaw.

a) By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of attorney acting for Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m2, mortgage no 5021. According to the notice dated October 4, 2001, received from the President of the Housing and Municipal Development Office, (addressed to Orbis S.A.), the attorney Wiesław Szczepiński applied for a review of the case which ended in issue of a decision terminating the proceedings concerning invalidity of the decision dated July 15, 1949,

which is not valid as a legal document, and which refused to grant to the former owners the right to temporary ownership of land constituting the said real property in Warsaw.
By a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of te Presiding Board of the National Council in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. represented by Mr. Jan Zieliński of the Law Office I & Z, applied to the President of the Housing and Municipal Development Office to reconsider the case resolved by a decision dated May 16, 2002. Next, by a letter dated June 24, 2002, application was filed with the President of the Housing and Municipal Development Office with a request to determine and supply information on the following matters: what are the boundaries of the former real property located at 35, Jerozolimskie avenue (mortgage no 5021) in respect of the existing building of the hotel and whether the former owners have been paid an indemnity as a result of passing of the land to the State Treasury.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,130 m2.
The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.
The decision is question issued by the Supreme Administrative Court does not relate to the right of perpetual hold over the land exercised by Orbis S.A., since this right was not the subject of this decision.
The decision merely meant that an appropriate body, i.e. the Head of the Warsaw County, being the statutory representative of the State Treasury – owner of the land, will be obligated to examine the matter upon request filed by the former owners on the basis of the above mentioned "Warsaw Decree".
Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership (at present – the right to perpetual usufruct) of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. The officer conducting the hearing stated that at the end of administrative proceedings the Head of the County will issue a decision in this case. On April 17, 20022, Orbis S.A. filed a letter with the Head of the County whereby the Management Board of the Company upheld the position represented by the attorney at the hearing and declared that the Company may not bear responsibility of decisions made by authorities acting on behalf of the State Treasury, since at present 93.76% of the Company's shares are in the hands of private

owners, thus Orbis S.A. may not be a party to negotiations with legal successors of the former owners. Any possible claims for damage filed by former owners should be addressed to the State Treasury and its property authorities. No decision was issued.

12. Sofitel in Kraków.
By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property register dint the land and mortgage register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other claimants represented by legal counselor Waldemar Lenarda against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for its rejection.

13. Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Poznań - Mercure Poznań Hotel,
  - Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Wrocław - Motel Wrocław,
  - Novotel Wrocław,
- in Warsaw - Sofitel Victoria,
  - Management Board's Office, at 16, Bracka street.

ORBIS S.A.

Management Board's Semi-Annual Report on ORBIS S.A. Operations in 2002

ORBIS

GRUPA HOTELOWA

Contents:

Introduction

This report relates to the activities of the Company Orbis S.A. during the period from January until June 2002. The main subject areas outlined in this report include: description of the overall macroeconomic situation affecting the Company's performance, analysis of competition, presentation of economic results as well as sources of financing the Company's activities, information concerning investment outlays along with the description of the main tasks, actions planned for the subsequent reporting periods, related primarily to marketing and commercial policy. The remaining subjects briefly outlined in the report concern the balance of debtors, insurance and administrative matters.

1. Brief Outline

In the first six months of 2002, Orbis S.A. generated a net profit of PLN 6.4 million. As compared to the corresponding period of the past year, the profit decreased by 66.5%.

The main factor which negatively affected the performance of Orbis S.A. was a **reduced demand accompanied by a steady growth of competition in the hotel industry**, resulting from a high level of supply of hotel services. Thus, likewise in the past periods, the diminished demand for hotel services spread across an increased number of hotels that offered a standard of service comparable to that of Orbis S.A. No major transaction took place on Poland's hotel market during the period in question.

The **downward trend in the tourist traffic** prevailing throughout the past year has continued all through the 2nd quarter of 2002. It did affect the performance of Orbis hotels, since foreign guests constitute a significant customer group. Substantial cuts upon corporate expenditure on hotels by Polish companies brought about a reduction in the number of room nights sold to Polish guests.

The economic environment in Poland and abroad outlined above has been reflected in the **price of Orbis' stocks listed on the stock exchange**. Throughout the period under analysis, the price of the Company's stocks experienced a clear downward trend. At the same time, the change in the share prices continued to be strongly co-related with the rise and fall of the major stock exchange indices.

Faced with a further decline of revenues, the Company continues its **cost optimization policy**. The employment optimization pace remain high. Thus, the employment level in the first 6 months of 2002 fell by 12.2% as compared to the past year.

Despite a decline in profits as compared to the corresponding period of the past year, the Company maintained its high liquidity (PLN 75.2 million in cash at the end of the second quarter). The expenditure for investment outlays jointly for all the hotel branches in the first half of 2002 amounted to a mere PLN 31 823.5 thousand, which represents 22.3% of the annual budget and matches the level of budget implementation during the corresponding period of the year 2001.

2. Market Trends and Conditions

2.1. Macroeconomic Environment

The performance of Orbis hotels in the first half of 2002 has been the upshot of the **decelerating GDP growth** in Poland. In the 1st quarter of 2002, the GDP grew by 0.5%, while in the 4th quarter of the past year, by 0.2%. According to the initial estimates by the

Main Statistical Office, the GDP growth in the first 6 months of 2002 equaled 0.7%-0.9%. The Ministry of Finance forecasts that in the 3rd quarter of 2002 the GDP will grow by 1% and maintains its annual GDP growth forecast of 1%-1.1%.

The overall economic situation in the country brought about further radical reduction of corporate expenditure on hotel services as reflected in the sales generated on the basis of contracts entered into by the Orbis Central Sales Office with Polish companies.

The 2nd quarter of 2002 failed to bring about any vital turnaround of the negative trends prevailing in the services' sector, including those of the hotel industry. The reason for such a situation was the non-appearance of revival on the part of the internal demand and investments. Certain signals hinting the reversal of downward trends and receding recession in the United States had been detectable; nonetheless more evident effects upon the domestic market are yet still to come. The situation in the United States, being a barometer and - in a sense - a determinant of what has been happening in Europe, Asia and in the East does not sanction a claim that a reversal of trend did actually take place.

Forecasts of the future overall demand and output in Poland are more optimistic than those formulated a month ago. Yet, foreign demand projections are slightly less favorable than those made in June. Throughout the forthcoming three months, business operators anticipate a continued difficult financial situation, though the forecasts are much less pessimistic than in June. Three-month employment estimates indicate the possibility of continued high employee layoffs trend and are slightly more pessimistic than those of June.

The decline in the occupancy rate and the Average Daily Rate was a result of not only the low corporate business activity in Poland and diluted passenger traffic to Poland, but also of the **growing competition** in the hotel market. An intense development of the hotel market is an outcome of the underlying principle adhered to by the investors who intend to enter the Polish market as soon as possible in order to attain a stable position prior to Poland's accession to the European Union. Opening of international hotel chains, attractive not only due to their promotional pricing, but also due to the effect of a "new product", as well as popping up of numerous small hotels offering a high standard, addressed to wealthy customers, brought down the competitive standing of Orbis hotels in the business segment. However, new hotels offering their services predominantly to business guests are not willing, or due to their limited capacity simply cannot accommodate tourist groups which continue to arrive in Orbis hotels. This causes certain shifts in the business mix leading towards a greater share of less expensive group customers and decline of the Average Daily Rate for rooms in Orbis hotels.

The **exchange rate of the Euro to the Polish Zloty** has been positive as compared to the 1st quarter of 2002 in terms of the prices charged in the 2nd quarter of 2002. Weakening of the rate of Zloty towards the Euro was perceptible particularly at the turn of June and July, during the Government reconstruction process.

2.2. Orbis S.A. Share Listings

During the first two quarters of 2002, the Orbis share price ranged from PLN 17.95 to PLN 24.90. The spread between the highest and the lowest price equaled PLN 7.45, that is 42.7% of the lowest quotation. At the beginning of the period in question (until the end of January), the share prices were clearly following an upward trend. During that time, the share price grew from the level of PLN 17.95 to PLN 24.50. Then (until the end of February) the price rises have been followed by first an upward and then a downward correction. During the period of March – April, the share price began to rise again to

reach the level of PLN 24.70 on April 29, 2002. Subsequent sessions brought about a rapid decline of the share prices (with local corrections) which prevailed until the end of the period under analysis (June 28, 2002), when Orbis' securities reached the level of PLN 18.50, accounting for 74.3% of the highest price.

Chart 1 Orbis S.A. and WIG-20 index quotations during the period January – June 2002.


Orbis S.A.
WIG-20
25,0
24,0
23,0
22,0
21,0
20,0
19,0
18,0
17,0
16,0
1 600
1 550
1 500
1 450
1 400
1 350
1 300
1 250
1 200
02.01 07.01 10.01 15.01 18.01 23.01 28.01 31.01 05.02 08.02 13.02 18.02 21.02 26.02 01.03 06.03 11.03 14.03 19.03 22.03 27.03 03.04 08.04 11.04 16.04 19.04 24.04 29.04 06.05 09.05 14.05 17.05 22.05 27.05 31.05 05.06 10.06 13.06 18.06 21.06 26.06

The chart depicting the performance of the WIG-20 index and of the Orbis S.A. share price clearly shows that throughout the two first quarters of 2002, these two have been positively co-related. A rise in the WIG-20 index was accompanied by a rise of the Company's share quotations, while the decline of the index brought about a decline in the Company's price listings. A negative co-relation became visible only during the period from February 28, 2002, to March 8, 2002, when the rise of the WIG-20 index was not accompanied by the increase of the Company's share listings. Such a turn of events was caused by the temporary dominant impact of companies having the largest share in the WIG-20 index portfolio upon the index quotations (five companies with a major representation in the index are as follows: Pekao, TP S.A., PKNORLEN, BPHPBK, KGHM).

On January 17, 2002, when the WIG-20 index reached its local highest at the level of 1,431.12 points, the Company's share price matched its performance and rose to its maximum price of PLN 24.00 on that day. Similar matching (local price "highs") occurred on January 31, 2002 (share price of PLN 24.50 and WIG-20 at the level of 1,445.23 points), February 13, 2002 (share price of PLN 22.70 and WIG-20 at 1,385.44 points), March 15, 2002 (share price of PLN 21.00 and WIG-20 at 1,367.11 points), May 17, 2002 (share price of PLN 23.10 PLN and WIG-20 at 1,385.85 points), June 3, 2002 (share price of PLN 22.70 PLN and WIG-20 at 1,393.12 points).

Downfalls of both these lines occurring simultaneously became evident, for instance, on January 21, 2002 (Orbis' share price of PLN 22.60 corresponded to the low level of the WIG-20 index at 1,401.13 points), on January 30, 2002 (respectively, index down to the level of 1,413.96 points and the price at PLN 23.60), on February 22, 2002 (share price at PLN 20.80 and WIG-20 at 1,333.43 points), on March 19, 2002, (share price at PLN 20.80 and WIG-20 at 1,324.46 points), on May 6, 2002, (share price at PLN 22.30 and WIG-20 at 1,305.05 points), on June 20, 2002, (respectively PLN 20.40 and WIG-20 index at 1,290.13 points).

Table 1 Orbis S.A. and comparable hotel chains' share price quotations

Company	Share price as of June 27, 2002	52 – weeks (price)	
		highest	lowest
Jarvis Hotels (£)	116.0	163.0	80.5
De Vere Hotels plc (£)	365.0	394.5	228.0
Queens Moat Houses plc (£)	13.8	34.0	6.8
Thistle Hotels plc (£)	133.0	192.5	81.0
Orbis S.A. (PLN)	19.5	24.9	12.4

Company	Ratio of the price on June 27, 2002 to the highest price	Ratio of the price on June 27, 2002 to the lowest price
Jarvis Hotels (£)	71.2%	144.1%
De Vere Hotels plc (£)	92.5%	160.1%
Queens Moat Houses plc (£)	40.4%	202.2%
Thistle Hotels plc (£)	69.1%	164.2%
Orbis S.A. (PLN)	78.3%	157.3%

The figures presented in the above table indicate that, taking the date of June 27, 2002, and the preceding 52-week period as reference points, the prices of Jarvis Hotels and Orbis (in case of the latter network, the lowest price equaled 50.2% of the highest price, thus the price level as of June 27, 2002 was equally close to the highest and lowers price levels) fluctuated closest to the lowest price levels reached during the period in question – at respectively 144.1% and 157.3% of the lowest price. Hotel chains quoted close to their highest price level included the De Vere Hotels plc (92.5% of the highest price) and Orbis S.A. (78.3 % of the highest price).

The exchange stock quotations reflect the state of the economy in particular regions. The second quarter of 2002 failed to bring about a clear upturn for companies operating in the services' sector, including the hotel industry. Such assessment applies to the situation prevailing in Europe, Asia, in the East, as well as in the United States.

2.3. Competition: Demand for and Supply of Hotel Services

New openings during the first 6 months of 2002 further intensified competition in the conditions of a limited demand both on the part of domestic as well as foreign quests. The following markets must be enumerated as markets, where the new openings will have a major impact upon the performance recorded by Orbis S.A. hotels:

- **Warsaw,** where a five-star Hyatt Regency Warsaw Hotel (250 rooms) located at Belwederska street was rendered operational in March 2002; the hotel is focused mainly on servicing business guests and more demanding individuals;
- **Wrocław,** where the Radisson SAS hotel (162 rooms) was opened in May; the hotel is focused on servicing individual guests, business traffic and tourist groups mainly from Germany and the Scandinavian states; it must be mentioned that new, recently opened in 2001, hotels belonging to Holiday Inn (opened in February 2001, 168 rooms) and Dorint (opened in September 2001, 206 rooms) networks have an impact upon the condition on this market;
- **Cracov,** where as many as six new hotels were opened within just 6 months: Ibis Centrum (175 rooms) and Novotel Centrum (200 rooms), both located at Włóczków street, adjoining the Vistula river, 400 meters from the Wawel royal castle, and several smaller three-star hotels located downtown: Kontrast (37 rooms) located along the road to Zakopane, Senacki (20 rooms) and Jan (15 rooms) located in the Old Town and Astoria (33 rooms) located within 2 kilometers from downtown; the above-mentioned hotels will mainly focus on servicing individual guests;
- **Szczecin,** where two new hotels opened in March: Ibis (103 rooms) and Novotel (122 rooms), these hotels will provide "transit sleepover" for groups and individuals, they might also play a significant role in the business & conference segments;
- **Lublin**, where two hotels having an interesting monumental architecture have been opened in June: Sorat Grand (former Lublinianka - 72 rooms) and Europa (76 rooms), both located at the heart of Lublin's downtown and focused on servicing individuals, conferences and tourist groups.

The following conclusions concerning the present and future hotel market and the services rendered on this market can be drawn from tracking the changes taking place in the group of the newly-opened hotels: first of all, a concentration of international hotel networks, such as: Accor, Radisson SAS, Campanile, Six Continents, Hyatt is observable in large urban centers (Warsaw, Wrocław, Kraków, Szczecin, Katowice). No doubt it is related to the potential of servicing business traffic that will intensify after Poland joins the European Union by these hotel operators. Secondly, more and more often smaller hotels (usually offering up to 40 rooms) are developed on the basis of monumental old buildings and small hotels, having excellent locations, reconstructed with great care in terms of their architectural value (Kraków, Trójmiasto, Lublin). Luxuriously furnished and having modern equipment, these hotels, in the initial assumptions of their owners, have been focused on serving a growing segment of well-off domestic individual customers (a customer group that grew in the 90-ties) and business customers. However, the present economic condition in Poland forced these hotels to search for other sources of income and to concentrate on servicing tourist traffic and local events. Third, it is a fact that the newly-opened small hotels, more often than not managed by professionals with a good recognition of the local market and by well-trained personnel, more and more aggressively demand their share in the market and constitute all the time greater competitive challenge for the hotels present on this market for a longer time. This threat pertains in particular to individual rack rate customers.

3. Basic Operating and Financial Ratios & Figures

The financial performance of the Company is an outcome of the macroeconomic situation outlined above as well as changes in the market.

Table 2 Breakdown of the Orbis S.A. overall financial results in the first half of 2001 and 2002 (in PLN '000)

No	Item description	Actual figures as of June 30, 2001		Budget June 30, 2002	Actual figures as of June 30, 2002		2002 / 2001	2002 / budget 2002
1	2	3		4	5		5 : 3	5 : 4
1	Operating revenues	347 544		358 122	300 519		86.5	83.9
2	Operating expenses	154 566		148 379	127 762		82.7	86.1
3	Operating income	192 979		209 743	172 758		89.5	82.4
4	Undistributed operating expenses	117 797		126 169	109 532		93.0	86.8
5	Gross Operating Profit	75 182	100.0%	83 574	63 226	100.0%	84.1	75.7
6	Fixed costs	45 078	60.0%	52 674	47 899	75.8%	106.3	90.9
	of which:							
a	Depreciation and amortization	32 748	x	37 984	34 091	x	104.1	89.7
b	Leasing	104	x	171	55	x	53.1	32.4
c	Fees and taxes	8 187	x	10 548	10 891	x	133.0	103.3
d	Social tax (PFRON)	1 019	x	1 062	1 195	x	117.3	112.6
e	Property insurance	691	x	832	660	x	95.5	79.2
f	Tenancies, rents	262	x	294	173	x	65.9	58.7
g	Other fixed costs	2 068	x	1 783	835	x	40.4	46.8
7	Operating profit after fixed costs (Profit from sales)	30 103	40.0%	30 900	15 328	24.2%	50.9	49.6
8	EBITDA	62 851	83.6%	68 884	49 419	78.2%	78.6	71.7
9	Other operating revenues	6 881	9.2%	4 826	4 074	6.4%	59.2	84.4
10	Other operating costs	12 427	16.5%	14 580	8 222	13.0%	66.2	56.4
11	Operating profit	24 557	32.7%	21 146	11 180	17.7%	45.5	52.9
12	Financial revenues	6 355	8.5%	5 845	3 166	5.0%	49.8	54.2
13	Financial costs	3 677	4.9%	2 599	3 241	5.1%	88.1	124.7
14	Extraordinary profit / loss	0	0.0%	0	82	0.1%	x	x
15	Gross profit	27 235	36.2%	24 392	11 187	17.7%	41.1	45.9
16	Income tax	8 170	10.9%	6 879	4 794	7.6%	58.7	69.7
17	Net profit	19 065	25.4%	17 514	6 393	10.1%	33.5	36.5

The **Gross Operating Profit (G.O.P.) generated by Orbis S.A.** represents a combined performance of all the hotels and the Office of the Management Board. In the first 6 months of 2002, the G.O.P. equaled PLN 63.2 million and was by 15.9% lower than the G.O.P. generated in the corresponding period of the year 2001, accounting for 75,7% of the figure projected in the budget.

Then again, the G.O.P. for the second quarter of 2002 did not record such a substantial decline and dropped by 12.4%. It took place as a result of a major reduction in operating expenses (by 17.3%) exceeding the decline of operating revenues (by 12.1%).

The **operating profit after fixed costs** totaled PLN 15.3 million. It was by 49.1% less than in the past year and accounted for 49.6% of the figure projected in the budget. Its share in the G.O.P. went down from 40.0% in the first half of 2001 to 24.2% in the first half of 2002. It is attributable to, among others, the value of fixed costs which was higher (by 6.3%) than in the past year.

Fixed costs increased mainly due to growth in depreciation and amortization (by 4.1%) in relation to modernization works and acquisition of fixed assets. The growth of the above mentioned costs was to a significant degree affected also by the tax on real property, land

tax and fees for perpetual usufruct of land. The increase of these charges equaled as much as 33.0% as compared to the past year due to high rates and their increase every year by the commune offices. At the same time, the disabled fund (PFRON) costs grew by 17.3%. It is mainly attributable to the loss of reliefs for services rendered by protected disabled' establishments that in consequence of legislative changes lost their privileged status. The remaining items such as rents, lease, insurance and other costs declined as compared to the corresponding period of the past year.

The ratio of fixed costs to the G.O.P. increased from 60.0% in the first half of 2001 to 75.8% in the first half of 2002 as a result of growth of costs accompanied by a simultaneous decline of the G.O.P.

On the other hand, the operating profit after fixed costs in the second quarter of 2002 recorded a substantially smaller decline, i.e. it fell by 22.7%. During the said period, fixed costs increased by 3.8%, i.e. by 2.5 percentage points less than throughout the first half of 2002 taken as a whole. As mentioned above, depreciation and taxes which rose respectively by 0.4% and 37.1% as compared to the past year had a decisive impact upon the growth of fixed costs. Items such as rents and leases as well as other fixed costs dropped as compared to the corresponding period of the past year.

In consequence of the changes described above, **EBITDA** in the first 6 months of 2002 equaled PLN 49.4 million. This level reflects a 21.4% decline compared to the past year and represents 71.7% of the figure planned in the budget. The ratio of EBITDA to the G.O.P. went down from 83.6% in the first 6 months of 2001 to 78.2% in 2002. Yet, again a smaller decline of EBIDTA, by 15.4%, was recorded in the 2nd quarter of 2002 alone.

In the first 6 months of 2002, the **other operating revenues** reached the level of PLN 4.1 million and were by 40.8% lower than in the past year. The main items were the revenues from trademarks (PLN 0.8 million), sale of fixed assets (PLN 0.3 million) and the remaining revenues (PLN 2.9 million). The decline of the other operating revenues as compared to the past year is predominantly attributable to lower income from sale of property.

The **other operating costs** fell by 33.8% compared to the corresponding period of 2001. The major items are the other costs (PLN 8.2 million), of which PLN 3.4 million are the employment restructuring costs, i.e. severance and compensatory payments paid out under the regulations of the Social Pact. At the same time, it should be noted that the amount of PLN 8.2 million is by PLN 0.7 million less than the figure reported in the financial statements disclosed by hotels due to a change in the method of reporting the provisions which has been dissolved for payments of jubilee awards and retirement allowances.

The **operating profit** reached the level of PLN 11.2 million, i.e. it decreased by 54.5% compared to the past year and accounted for 52.9% of the budget. Its ratio to the G.O.P. declined from 32.7% in 2001 down to 17.7% in 2002. The performance in the 2nd quarter alone is better, with the operating profit at the level of PLN 25.9 million. It declined by 20.6% as compared to the past year.

The **financial income** generated in the first half of 2002 was negative and equaled PLN (-73.8) thousand, recording a decline by PLN 2.8 million as compared to 2001. It is a result of a substantial diminution of financial revenues (by 50.2%) accompanied by a much smaller decrease of financial costs (by 11.9%). The decline of financial revenues was caused by a reduction of interest generated on deposits as a result of deterioration of their average profitability as well as absence of revenues from sales of securities.

Chart 2 The ratio of the operating profit and financial profit to the gross profit

in the first 6 months of 2001 in the first 6 months of 2002


9,8%
90,2%
- 0,7%
100,7%
Operating profit
Financial profit

The **gross profit** equaled PLN 11.2 million and was by 58.9% lower than the gross profit generated in the corresponding period of 2001. Its ratio to the G.O.P. declined from 36.2% in 2001 to 17.7% in 2002. In the second quarter of 2002, the gross profit declined by 25.5%, which represents an improvement of the results achieved during this period as compared to the first quarter of 2002.

On account of the lower level of gross profit in 2002 as compared to 2001, the **net profit** fell by 66.5% and reached PLN 6.4 mn. At the same time, its ratio to the G.O.P. declined from 25.4% in 2001 to 10.1% in 2002. During the second quarter of 2002, the net profit decreased by 20.6% as compared to the corresponding quarter of the past year.

Details of operating and financial results achieved in each particular department of the Company's operations with a breakdown into individual organizational units have been presented further in this report. The structure and posting of the said figures complies with the USAH (Uniform System of Accounts for Hotels).

4. Key Ratios

4.1. Operating Ratios

During the first 6 months of 2002, the net sales of finished products, goods for resale and raw materials generated by Orbis S.A. amounted to PLN 300.5 million, which reflects a 13.5% decrease as compared to the value of sales achieved during the first 6 months of 2001. On the other hand, the costs of products, goods and raw materials sold equaled PLN 224.7 million and decreased by 11.4% as compared to the past year's results. The operating profit equaled PLN 11.2 million, accounting for 45.5% of the figure achieved in the corresponding period of the past year. The table no 3 below presents the breakdown of operating results and their growth/decline dynamics.

Table 3 Operating performance of Orbis S.A (in PLN '000)

Item description	1st half of 2001	1st half of 2002	2002/2001
Net operating revenues from sales	347 544	300 519	86.5%
Costs of products sold	253 520	224 698	88.6%
Gross margin on sales	94 025	75 820	80.6%
General overheads + sales costs	63 922	60 493	94.6%
Other operating income/loss	(5 546)	(4 148)	-
Operating profit	24 557	11 180	45.5%

- **Factors affecting the revenues**

The sales of Orbis S.A. during the first 6 months of 2002 have been determined primarily by a continuously deteriorating growth of the GDP in Poland, which brought about a continuation of the downward trend in the total number of rooms sold. Diminished business activity on the part of Polish enterprises and a growing competition on the hotel market in Poland resulted in a decline in the sales of Orbis services to corporate customers, both in terms of the number of rooms sold as well as the rates charged.

The occupancy rate in Orbis S.A. hotels in the second quarter of 2002 equaled 52.7%, which represents a decline by 6.2 percentage points as compared to the second quarter of 2001. At the same time, the total number of rooms grew by 0.8% to 10,043 rooms. In total, 481,409 rooms have been sold, which is by 9.8% less than during the corresponding period of the past year. The average daily rate equaled PLN 208.6, i.e. by 4.9% less than the average rate in the second quarter of 2001. The revenue per available room (RevPAR) in the second quarter of 2002 equaled PLN 109.9 and was by 14.8% less than during the second quarter of 2001.

The decline of the rooms sold in the second quarter of 2002 concerns almost entirely the business segment, the share of which in the overall number of rooms sold equaled 47.1%. Notwithstanding the decline of sales to groups and an increase in the number of individual tourists, the number of rooms sold to tourist quests remained practically at the same level as in the second quarter of 2001. While analyzing the sales in the basic segments of the market, it is worthy of note that the figures for the year 2002 are not directly comparable to those recorded in the past year due to changes in the customer segmentation introduced as from the beginning of 2002. The prime change in the customer segmentation is that some rack rate paying customers classified in the past year as business guests have been reclassified as IT customers.

The average daily rate in the business segment equaled PLN 265.3 and fell by 7.4%. The average daily rate in the tourist segment grew by 8.4% and equaled PLN 158.7. The growth of the average rate in the tourist segment for the second quarter of 2002 is partially attributable to a change in customer segmentation as well as to the growth of the average rate in the segment of groups paid for in EUR as foreign incoming traffic.

The figures for the first 6 months of 2002 depict a decline in occupancy in hotels by 5.4 percentage points down to 43.6%, accompanied by a decrease in the number of rooms sold by 10.3% down to the level of 787,876. The average number of available rooms as compared to the first six months of 2001 rose by 0.7% to 9,982 rooms. The reduction of rooms sold in during the first 6 months of 2002 related to the business segment, in which

421,812 rooms have been sold, i.e. by 22.1% less than in the first 6 months of 2001. Already in 2001 the hotels recorded a drop in the number of rooms sold to business customers and this trend further intensified in 2002. In the tourist segment, in the first half of 2002, hotels recorded a growth in the number of rooms sold by 8.7% up to 368,094 rooms. This growth was a result of an increase in sales by 38.4% in the first quarter of 2002 as compared to the corresponding period of the past year.

The ratio of rooms sold to business guests in the overall number of rooms equaled 53.4% as compared to 61.5% in the past year. The ratio of rooms sold to tourist guests increased from 38.5% to 46.6%.

The average daily rate in the first 6 months of 2002 equaled PLN 212.2 and was by 7.1% less than the average rate in the corresponding period of 2001. A smaller decline dynamics of the average daily rate in the first half of 2002 as compared to the decline recorded in the first quarter of 2002 (-10.2%) was a result of a stronger rate of exchange of the EUR against the Zloty in June, which becomes particularly evident after an analysis of average daily rates in the individual market segments. The average daily rate in the business segment equaled PLN 256.6 and fell by 7.6%, while the average daily rate in the tourist segment was PLN 162.1 and grew by 7%. The revenue per available room (RevPAR) in the first 6 months of 2002 equaled PLN 92.5 and was by 17.2% lower than in the first half of 2001.

In all the urban centers in the country, Orbis hotels recorded a decline in occupancy rate. The highest reductions have been observed in Poznań, Cracov, Katowice and Trójmiasto (Gdańsk, Sopot and Gdynia). It must be noted that the number of rooms opened for operations in Poznań has increased after the completion of modernization works. Groups of hotels in Poznań and Trójmiasto did record an increase of the average daily rate, while in the remaining urban centers the average daily rate went down. A weaker performance (as compared to the first half of 2001) of all the hotel groups in particular urban centers is a result of both the business downward trend prevailing in Poland and an intensified competition in the hotel sector. A particular deterioration of the situation is observable in the Cracov market, the main reason being the collapse of the tourist traffic from the United States and Canada, as well as in Katowice, where the weak corporate activity has corresponded in time with the opening of competitive hotels.

In the first half of 2002, Polish nationals accounted for 38.2% of the overall number of hotel guests, i.e. by 0.6 percentage point more than in the first half of 2001. Thus, the share of foreign guests dropped from 62.4% to 61.8%. Amongst foreigners, the most numerous group, accounting for 20.6% of the overall number of guests, are the Germans (21.5% in 2001), Scandinavian guests (6.3% as compared to 6.7% in 2001), American and Canadian guests (5.4% as compared to 6.1% in 2001), Italians (3.8% as compared to 3.3% in 2001), British and Israeli guests (3.7% each, as compared to 4.3% and 3.1% respectively in 2001). In the first half of 2002, hotels recorded a drop in the number of rooms sold to guests from the United States of America and Canada by 21.7%, Great Britain by 21.9% and Germany by 14.2% as compared to the first half of 2001.

In the first half of 2002, Orbis S.A. hotels generated operating revenues in the amount of PLN 297.8 million, by 13.5% less than in the corresponding period of the past year. In terms of individual departments, only the mini-bars and the miscellaneous services generated revenues exceeding the level achieved in the first half of 2001 (growth dynamics of 102.1% and 100.8% respectively). In the remaining departments, the comparative revenue growth dynamics has been as follows: rentals (93.4%),

food&beverage (90.3%), room department (83.3%), hotel shops (79.4%) and telecommunications (78.6%). The operating revenues reached 80.7% of the figure projected in the budget.

- **Cost drivers**

The major group of cost drivers affecting the performance of individual hotels includes the operating expenses, undistributed operating expenses as well as fixed costs. Apart from the cost categories referred to above, this section discusses the operating income, Gross Operating Profit and EBITDA.

During the period under analysis, the **operating expenses** of hotels equaled PLN 126.1 million and were by 17.5% lower than those incurred in the past year.

In terms of individual departments, the lowest cost growth dynamics was recorded in case of hotel shops (68.7%), telecommunications (78.6%), food&beverage (81.5%) and room department (82.9%). Only the expenses incurred in the rentals department (115.2%) have been exceeded.

Orbis hotels generated 85.8% of the operating expenses projected in the budget.

It is worthy of note that even despite a significant decline of operating revenues, generally, in majority of hotels, the dynamics of operating expenses' decline was higher than the dynamics of revenue decrease, which means an improvement of efficiency in these hotels' operations. During the period under analysis, the performance of the room department and the food&beverage department improved in efficiency. The gross % ratio of room department expenses to revenues improved by 0.2% and equaled 25.1% and in the food and beverage department by 7.7% and equaled 70.7%. The decline of expenses is to a great extent attributable to the reduction of employment, as a result of which the payroll and related expenses clearly dropped below the past year's level, and to the rationalization of other cost components (food&beverage cost, operating supplies).

As a result of the above outlined changes in the expense and revenue structure, the **operating income** of hotels reached PLN 171.6 million. This figure is by 10.2% less than in the past year and by 22.7% less than projected in the budget. In terms of individual departments, a high growth dynamics of the food&beverage operating income deserves a special note (growth by 22.3%).

The **undistributed operating expenses** in the first half of 2002 were by 9.6% lower than in the past year. When broken down into their cost subcomponents, none of the items have exceeded the past year's figures. The decline of these costs is to a large extent a result of employment reduction and decrease of the payroll and related expenses. The undistributed operating expenses accounted for 86.6% of their value projected in the budget.

During the first 6 months of 2002, Orbis hotels generated a **Gross Operating Profit (G.O.P.)** of PLN 80.5 million. This level represents a 10.9% decline as compared to the past year and a 31.1% reduction as compared to the budget projections. At the same time, the ratio of G.O.P. to the operating revenues increased by 0.8% and equaled 27.0%.

The **fixed costs** in hotels in the period under analysis equaled PLN 45.8 million and were by 9.1% higher than in the past year.

In terms of particular hotels, the growth dynamics in excess of the past year was recorded in 36 hotels, while in the remaining hotels the fixed costs remained at a level which was

lower than in the past year. The growth of fixed costs was caused predominantly by a higher depreciation (growth by 8%). It is related to the on-going modernization works and acquisition of fixed assets. The depreciation levels exceeding the past year's figures have been recorded in 27 hotels.

As mentioned above, the value of fixed costs is also substantially affected by the tax on real property, land tax and the fee for a perpetual use (free-hold) of land.

An increase of costs by over 13% was recorded in the disabled fund (PFRON). In many cases it is attributable to the loss of reliefs for services rendered by protected disabled' establishments that in consequence of legislative changes lost their privileged status. The remaining items such as rents, lease, insurance and other costs declined as compared to the corresponding period of the past year.

As a result of the above mentioned changes, the aggregate **EBITDA** for hotels in the first 6 months of 2002 equaled PLN 67.5 million. This level reflects a 11.3% reduction as compared to the past year's figure. During the period in question, 18 hotels recorded a higher level of EBITDA as compared to the corresponding period of the past year. This group includes mainly those hotels that generated an adequate G.O.P. growth as a result of increase in the number of available rooms after modernization or a thorough restructuring. Four hotels managed to achieve a positive EBITDA despite the fact that in the past year they had been in the red.

The performance in the semi-annual period has been to a great extent influenced by the performance in the second quarter of 2002. During the period April-June 2002, the operating revenues equaled PLN 172.3 million. The growth dynamics of operating revenues equaled 88.0% as compared to the growth dynamics of 84.5% in the first quarter of 2002. In terms of particular departments, such as in the entire semi-annual period, the growth of revenues has been achieved in the case of minibars (growth dynamics of 105.0%), the remaining revenues (102.3%). The remaining departments recorded lower operating revenues than those in the second quarter of 2001.

The **operating expenses** amounted to PLN 65.1 million and accounted for 82.7% of the last year's figure. Breakdown of expenses into individual departments indicates that costs higher than in the past year have been incurred only in rentals. The room department expenses ratio to sales improved by 0.3% and equaled 21.8%; for food&beverage costs, the said ratio improved by 7.3% and equaled 65.1%.

The **operating profit** came up to PLN 107.2 million. It is by 8.4% less than in the past year and represents a 20.9% reduction as compared to the figures estimated in the budget.

In the second quarter of 2002, the Orbis hotels generated a **Gross Operating Profit (G.O.P.)** of PLN 61.6 million. This level accounts for 92.3% of the value achieved in the corresponding period of the past year and 75.5% of the planned figure. The G.O.P. gross % ratio improved by 1.7% as compared to the year 2001 and reached 35.7%.

Fixed costs in the second quarter of 2002 reached the level of PLN 23.2 million. Compared to the past year, these costs grew by 7.7%, whilst as compared to the first quarter of 2002, they grew by 2.3%. Depreciation and taxes have a decisive impact upon the value of these costs. The growth of these two items equaled respectively 4.7% and 34.1%. A growth of over 25% was recorded in case of PFRON. Items such as rentals as well as remaining costs recorded a decline as compared to the corresponding period of the past year.

In the second quarter of 2002, **EBITDA** for hotels equaled PLN 54.9 million and was by PLN 6.0 million lower than in the past year. In 20 hotels, the performance at the level of this item improved as compared to the level achieved in the past period.

4.2. Employment and Payroll

The average employment in the Company during the fist half of 2002 was by 12.2% lower as compared to the past year. The largest reduction (by 14.5%) took place in respect of the property operation and maintenance staff. A decline of employment by 13.6% in operating departments is a result of a reduction, by 18.2%, of the staff in the segment providing ancillary services to hotel operations (i.e. laundry, various services and facilities, hotel shops), food and beverage department (by 14.5%) and room department (by 11.2%). In the general administration (accounting, IT, administration and management), the number of posts fell by 10.7%. A growth in the number of posts in the Management Board's Office is a result of setting up of the Central Sales Office during the second half of 2001.

The employment level in the second quarter of 2002 was by 1.6% lower than the average employment in the previous quarter. The pace of implementing the employment optimization program must be regarded as satisfactory considering the need to suspend the liquidation of certain positions due to renegotiations of the Social Pact. Amendment of the provisions in the Social Pact, introduced by virtue of Annex No 1 dated April 29, 2002, is an upshot of the need to adjust these provisions to the legislative changes pertaining to persons who became entitled to receive pre-retirement benefits.

The employment per room ratio in hotel branches fell from 0.74 to 0.64.

Table 4 Employment in Orbis S.A. (by posts)

	First 6 months of 2002	First 6 months of 2001	1st quarter 2002	2nd quarter 2002
Management Board's Office	250.1	207.2	250.5	249.7
Accounting and IT	543.9	645.9	559.4	528.4
Property operation and maintenance	687.0	803.6	698.3	675.7
General administration and management	321.5	323.6	314.8	328.2
Operating departments	4 857.5	5 625.3	4 891.9	4 823.1
Marketing	206.2	211.7	206.0	206.4
TOTAL:	**6 866.2**	**7 817.3**	**6 920.9**	**6 811.5**

As a result of redundancies, the value of severance and compensatory payments paid out equaled PLN 3,434.1 thousand. These costs were by 11.8% lower than planned due to the need to suspend the liquidation of certain work posts characterized by high unit costs of restructuring related to the entitlement of the laid-off employees to pre-retirement benefits.

The value of employee remunerations paid-out equaled PLN 104.6 million and was by 14.5% lower than in the preceding year. The average remuneration of PLN 2,540 was by 2.6% lower than in the past year.

The implementation of employment optimization program and the tightening of the payroll policy enabled to reduce payroll & related expenses in hotels by 19.7% as compared to the preceding year, and by 10.8% as compared to the budget. The ratio of payroll & related expenses to operating revenues of the hotel group amounted to 37.4%

and was by 2.8 percentage points lower than in the 1st quarter of the past year. In the property operation and maintenance department, the payroll & related expenses were cut by 21.8%, in food&beverage department by 21.7%, in the room department by 19.1%, in administration by 17.3%, and in the remaining departments by 9.7%.

As a result of a significant reduction of employment, the outsourcing costs increased as depicted below:

Table 5 Outsourcing costs (in PLN '000)

	First 6 months of 2002	First 6 months of 2001	1st quarter 2002	2nd quarter 2002
Outsourcing costs	10 465.6	9 454.4	4 950.9	5 514.7

A consistent implementation of the organizational restructuring and employment optimization programs as well as maintenance of a tight payroll discipline should bring about a further improvement of the ratio of payroll & related expenses to operating revenues and help to maintain the growth trend in operating and financial performance observed in the second quarter of the year.

5. Investment Outlays Plan

The investment budget for the year 2002 has been approved by the Management Board of Orbis S.A. for hotel branches in the amount of PLN 142,474.7 thousand.

The investment outlays planned are the lowest since 1998 due to restrains imposed upon the modernization program on account of the difficult situation on the hotel market.

In the first 6 months of 2002, expenses for investment tasks for all hotel branches combined amounted to only PLN 31,823.5 thousand, which constituted 22.3% of the annual budget and was similar as in the corresponding period of 2001. The total investment outlays in the Company, including credit costs of PLN 5.6 mn,k equaled PLN 38,146 thousand.

Branches that continued the implementation of earlier projects, such as Mercure and Novotel Centrum in Poznań, Forum in Warsaw and Kasprowy in Zakopane incurred significant investment outlays. Financing of these projects during the second quarter of 2002 consumed jointly PLN 19,178.8 thousand, i.e. 60.3% of the total outlays during the period from January to June. Throughout the entire semi-annual period of 2002, an amount of 24,608.2 thousand was allocated for these investments (77.3% of total investment outlays).

The scope of implementation of the investment plan in remaining hotels was limited to small upgrades, purchase of necessary fixed assets, purchase of computer hardware and software.

6. Program of Affiliation of Orbis Hotels to Accor's Brands

The terms and conditions of affiliating Orbis S.A. hotels with the Accor hotel network have been set down in the General Franchising Agreement concluded on July 26, 2000, by and between Orbis S.A. and Accor Polska Sp. z o.o.

In accordance with § 3 section 1 and § 4 section 1 point 1 of the Agreement, 29 hotels belonging to the Orbis network listed in Appendix no 2 to the Agreement (including 5 hotels operating under the Novotel brand pursuant to valid agreements with Accor S.A.: in Warsaw, Gdańsk, Olsztyn, Poznań and Wrocław) have been qualified to be introduced

into the individual Accor hotel brands by a fixed deadline of January 1, 2005. The parties to the Agreement did not determine a fixed schedule of introducing the hotels, but agreed that Orbis hotels will enter the network in a systematic manner, depending on their operational and technical readiness. In any event, the decision to include a hotel in any given network requires, according to § 4 section 1 point 3, for the parties to conclude an Amending Annex and to determine among others the date when the hotel will start operating under the new brand if that date shall be earlier than January 1, 2005. The Parties also provided for a possibility to alter the list of hotels enumerated in Appendix no 2; pursuant to §3 section 2 of the Agreement, other Orbis hotels may be included, by way of an Affiliating Annex, in the program of affiliating Orbis hotels with one of the Accor hotel brands.

According to the terms of the Agreement, introduction of hotels into the Accor networks requires, among others, payment of an entrance fee calculated on the basis of the number of rooms in a hotel. This condition doe not apply to five hotels mentioned above which already operate under the Novotel brand on the basis of valid agreements with Accor S.A.

In 2001, 13 Orbis hotels joined Accor's brand networks:

- on January 1: Panorama in Wrocław was re-branded Mercure Panorama and Forum in Kraków was re-branded Sofitel;
- on April 1: Victoria in Warsaw was re-branded Sofitel Victoria and Continental in Kraków was re-branded Novotel Bronowice;
- on July 1: Patria in Częstochowa was re-branded Mercure Patria, Marina in Gdańsk was re-branded Novotel Marina, Hevelius in Gdańsk was re-branded Mercure Hevelius, Jelenia Góra in Jelenia Góra became Mercure Jelenia Góra, Warszawa in Katowice became Novotel Rondo, Unia in Lublin became Mercure Unia, Opole in Opole became Mercure Opole, Poznań in Poznań became Novotel Centrum, Merkury in Poznań became Mercure, and Novotel in Warsaw became Novotel Airport (entrance fee applied to additional newly constructed 132 rooms).

On July 1, 2002, the Forum hotel in Warsaw was affiliated into the Accor brand network as Novotel Centrum according to the corresponding procedure.

The Management Board of Orbis S.A. has also adopted a resolution concerning winding-up of the Sofitel Branch in Cracov due to a planned two-year process of its general modernization. The hotel will stay operational until November 10, 2002. On this day, the Amending Annex will expire. At present, Orbis S.A. and Accor S.A. discuss the new location for the Sofitel brand in Cracov.

7. Sale / Disposal of Fixed Assets

No real property sale transaction took place during the first 6 months of 2002.

8. Receivables (Trade Debtors)

In the semi-annual period of 2002, the value of trade debtors amounted to PLN 36,861 thousand. As compared to the semi-annual period of 2001 (as of June 30, 2001), it reflects a decrease by 21.4%. The structure of receivables according to maturity indicates that a major share of receivables has a maturity of up to 1 month (50.4%) or is overdue (48.4%). A similar trend prevailed in the first 6 months of 2001, with the

respective figures being: 80.6% - receivables with a maturity of up to 1 month and 15.4% overdue receivables.

The gross value of **overdue receivables** at the end of the second quarter of 2002 equaled PLN 15,964 thousand. At the end of the sixth month of the past year, this amount was less by over a half (by PLN 8,730 thousand). The structure of receivables according to maturity in the semi-annual period of 2002 indicated a predominance of receivables with maturity up to one month. They accounted for 52,5% of the gross overdue receivables (in 2001, for 29.6%). Receivables overdue for over 1-3 months and over 6 months-up to 1 year accounted for, respectively, 16.5% and 7.9%. The share of receivables overdue for over a year has declined substantially. In the first half of 2002, these receivables accounted for 11.5%, while in the corresponding period of 2001, for 25.4%.

A detailed structure of overdue receivables according to maturity (as of the end of the semi-annual period of 2002) is depicted in the table below.

Table 6 Structure of receivables according to maturity

Receivables according to maturity	in PLN '000
Repayment up to 1 month	8 388
Repayment from 1 month up to 3 months	2 627
Repayment from 3 months up to 6 months	1 864
Repayment from 6 month up to 1 year	1 257
Over 1 year	1 828
Gross overdue receivables	**15 964**
Valuation write-offs	-2 572
Net overdue receivables	**13 392**

Overdue receivables account for 33.5% of the total short-term receivables. 16.1% of overdue receivables has been covered by provisions, according to rules applicable in Orbis S.A. The net overdue receivables in the first half of 2002 added up to PLN 13,392 thousand.

The debtor collection period ratio in the first half of 2002 equaled 21 days as compared to 23 days in the corresponding period of the past year. Thus, the duration of "freezing" the cash in the form of receivables was abbreviated by 2 days. Nonetheless, there arises a threat of cumulating receivables, which brings a menace of payment hold-ups in the chain of commercial and business relations.

9. Finance and Financing Requirements

The need for financing was driven, apart from requirements resulting from the operations of the Company, by investment expenses (mainly for modernization and development) which amounted, in aggregate, to PLN 38.1 million during the first two quarters of 2002, accounting for 26.1% of the budget for the year 2002.

Within the framework of the financial operations, the need for funds was as result of the repayment of capital installments of two loans granted by BWE S.A. and the Polish Tourism Development Agency (PART S.A.).

As a result of curbing the investment outlays and the fact that the company managed to generate a profit in the second quarter of 2002, at the end of the reporting period the Company recorded a high balance of liquid cash, i.e. PLN 75.2 million, which will allow

to proceed with the planned payment of dividend (on August 22, 2002), as well as to cope with an anticipated upsurge of exigency to finance the investment plan.

The Company financed its operations from the following sources of funding:

- operating profit,
- accumulated depreciation,
- external sources (use of some of the funds from the second drawdown of the syndicated loan disbursed on June 12, 2002, organized by Credit Lyonnais).

The reduction of the tangible investments in the Company's branches planned for the year 2002 was the reason why the Company made an additional drawdown from the syndicated loan in the minimum possible amount under the terms of the agreement, i.e. in the amount constituting an equivalent of EUR 5 million in Polish Zlotys. Cash obtained from this drawdown which is temporarily available is being invested in financial tools as permitted by the agreement and in accordance with the tax regulations, thus reducing the costs of the loan.

The remaining current outstanding debt of the Company as of June 30, 2002, consists of two long-term loans granted by the State Treasury, two long-term loans from the former Main Committee of Physical Culture and Tourism (GKKFiT) and a syndicated loan drawn in the year 2001, which add up to a total of PLN 62,500 thousand (excluding accumulated interest, including the anticipated capital installments during the period from July 1, 2002, till June 30, 2003, in the amount of PLN 10,250 thousand).

The drawn EUR 10 million of syndicated loan is not scheduled to be repaid.

During the second quarter, the average interest rate for the three loans, which bear floating interest rates, was at the level of 6.79% p.a. (as compared to 7.58% p.a. in the first quarter of the year), while one loan bears a fixed interest rate of 15% p.a. The interest rate of the foreign currency syndicated loan during the reporting period was 4.18% p.a. (i.e. by 0.03% above average in the first quarter of 2002).

During the first half of 2002, the foreign currency hedge implemented in the form of a zero-cost "collar" option with respect to a credit facility incurred in EUR (agreement dated October 9, 2001) was settled. The costs incurred by Orbis S.A. during the first quarter of 2002 under this item amounted to PLN 977 thousand as a result of the PLN/EUR rate of exchange being at a lower level than that provided for in the hedging instrument.

The terms and conditions of the loan agreements are strictly observed and do not cause any deviations from the adopted stipulations regarding both the schedule of repayment as well as collateral.

The ratio analysis indicates a stable and secure position of the Company, where financing is realized mainly from funds generated from its own operations.

The major tasks planned to be implemented in the successive periods in the field of financial operations include:

- introduction of the „cash pooling" program - following the procedure of appointing of the bank servicing Orbis operations, again won by Bank Handlowy in Warsaw S.A., in accordance with the schedule, the said program will first cover the Pilot Group composed of the Management Board's Office and 8 branches in Warsaw and 5

branches located outside of Warsaw that so far remained beyond the services provided by the said bank;

- payment of the dividend for the first time since the Company has launched its IPO on the Warsaw Stock Exchange, to take place of August 22, 2002, for the benefit of Orbis S.A. shareholders, pursuant to a resolution of the General Assembly of Shareholders (totaling PLN 18.4 million);
- the planned sale of shares in AWSA Holland (relating to capital participation in the construction of the A2 motorway) and in POLCARD;
- continued work on selection of the manner and form of financing a network of Accor hotels in Poland; the completion of the transaction is scheduled at the end of 2002;
- finalizing the installation of the WAN network in the Company, scheduled for the second half of 2002.

10. Administrative Matters

On May 13, 2002, Additional Protocol No 3 to the Interdepartmental Collective Labor Agreement for Orbis S.A. Employees and has been filed for registration with the Ministry of Labor and Social Policy. According to the said Protocol, the "fourteenth" bonus salary is paid out up to the value of the average monthly salary of an employee earned throughout the period of the last 12 months preceding the payment, in accordance with the rules laid down in the given organizational unit, and subject to the reservation that the entitlement to receive the "fourteenth" salary as well as its value depend on the financial standing of the organizational unit defined in the principles of the economic-financial system.

Due to the need to repair and reconstruct the Sofitel hotel in Cracov as well as the anticipated long investment process (over 2 years long), on June 11, 2002, the Management Board of Orbis S.A. adopted a resolution concerning winding-up the Orbis S.A. Hotel Sofitel Branch in Cracov. In accordance with the decisions taken, the hotel will be closed down on November 10, 2002, while the winding-up of the Branch should be completed by preparing, up till January 31, 2003, of the branch's balance sheet as of December 31, 2002.

As a result of the above-mentioned intended winding-up of the Orbis S.A. Hotel Sofitel Branch in Cracov and the planned lay-off of all the employees of this Branch for reasons on the part of the employer, as mass redundancies, acting in accordance with the Act on Mass Redundancies, on July 2, 2002, the Branch Winding-up officer filed the notice concerning the planned lay-offs in the Municipal Employment Office.

In consequence of the above actions, an agreement has been negotiated with the Trade Unions active in the Branch in respect of the procedure involving employees suffering from mass redundancies. On August 1, 2002, the said Agreement was signed by the Branch Winding-up Officer and the Organization of the Company's Trade Unions NSZZ "Solidarność", with the participation of Orbis S.A. as the guarantor in the course of the winging-up process and the party responsible for implementing the Agreement after the Branch is would-up.

The intention of the agreement aimed at alleviating the effects of redundancies and conducting the winding-up process in the spirit of peace and social order, has been laid

down in the recitals to the Agreement. The content of the Agreement provides for, among others:

- decision to terminate the employment contracts with all the employees by December 31, 2002
- decision concerning conducting an outplacement program for employees,
- guarantee of employment in other Orbis S.A. branches in Cracov for a selected qualified group of employees from operating division,
- allocation of the entire amount of cash collected on the account of the Corporate Social Fund for the benefit of the Branch's employees, with the intention to distribute these funds for those who are in need,
- motivating the employees to work by setting-up a fund for additional bonuses and awards, depending on the quality of services provided during the liquidation.

11. Insurance

Orbis S.A. is covered by insurance against loss or damage to the property and lost profits for a period of 3 years, from June 1, 2002, till May 31, 2003, in the insurance company Towarzystwo Ubezpieczeń Ogólnych S.A. Commercial Union Polska and AIG Polska Towarzystwo Ubezpieczeń S.A. acting as the co-insurer. The insurance policy was purchased in June 2002, as confirmed by the insurance broker Marsh Sp. z o.o.

Insurance against civil liability was executed with the insurance company Towarzystwo Ubezpieczeń i Reasekuracji WARTA S.A. having its corporate headquarters in Warsaw. The duration of the insurance contract lasts from June 1, 2002, up till May 31, 2003. The insurance covers hotels belonging to Orbis S.A., co-insured partners is also Accor Polska Sp. z o.o.

The insurance company AIG Polska Towarzystwo Ubezpieczeń S.A. issued a directors & officers policy against civil liability for members of the Management Board and the Supervisory Board of Orbis S.A. for a period from December 1, 2001, up till December 31, 2002 (policy no 2361000032).

12. Plans for Future Periods

The activity of the Company in the forthcoming periods will be focused on cost-curbing efforts and implementing projects aimed at maintaining and increasing the income in the setting of wakened demand and intensified competition. Due to limited possibilities of actually increasing the revenues, key emphasis would at all times be focused on a strict cost control and optimization. Actions aimed at optimizing employment, curbing payroll & related expenses and other cost components due to intensified control, streamlined organization and implementing new better procedures of actions include, amongst others:

- Introducing an internal audit system (the FOCUS system) – by virtue of the Resolution No 6 dated March 12, 2002, the Orbis Management Board defined the manner and time schedule of implementing the internal audit procedures on the basis of the Focus guidebook prepared by Accor. Issue of a guidebook adjusted to the conditions prevailing in Orbis hotels, preparation of training materials, running the training courses and implementation of procedures in hotels has been planned. The Company will also set-up a group of internal auditors, whose recruitment, training and

awarding the certificate will be carried out on the basis of ISO 10011 standard. Numerous advantages, both in terms of the organizational as well as material aspects, are anticipated as a result of implementing these procedures.

- Central purchases system – setting-up a common supplies' department for Orbis S.A. and Accor Poland under the name Central Purchasing Department is to guarantee appropriate cost control as well quality of beverages, food, equipment etc. for all hotels owned by and operated by both the partners: Accor Poland and Orbis S.A.
- Cash pooling – the implementation of this program as well as other planned projects relating to financial operations have been discussed in section 9.
- Organizational restructuring and employment optimization scheme, as a result of which the employment pr available room coefficient is to reach the level of 0.5, while the ratio of payroll and related expenses to revenues generated by hotels is to fall below 30%, at the same time ensuring a proper work organization and high standard of service offered to the guests.
- Food&beverage cost – a program implementing numerous organizational changes in the food&beverage department, including a new food&beverage cost settlement system leading to an improved efficiency of the food&beverage department.

The economic growth, which has been estimated by the Ministry of Finance to reach 1% in 2002, though in practice per interim forecasts the GDP growth in the semi-annual period ranged within the 0.7%-0.9% bracket, does not offer any grounds to anticipate increased business traffic in hotels by the end of 2002. Further, the implementation of contracts signed by corporate clients with the Orbis Central Sales Office indicates a reduction of corporate expenditure as opposed to the earlier plans. Considering the above, the sales actions aimed at corporate customers in the forthcoming months will entail an analysis of the previous use of hotel rooms by particular companies benefiting from services offered by Orbis S.A. on the basis of contracts signed with the Orbis Central Sales Office and a more specific adjustment of the offer to customer's needs as well as entering into new contracts with corporate customers. Introduction of a new product for corporate customers in the form of vouchers which can be used by the companies as an employee motivation and incentive scheme is planned.

The Department of Tourism and Leisure of the Orbis Central Sales Office has since April 2002 been contracting the tourist traffic for the 2003/2004 season on behalf of the entire Group by way of cooperating with the major Polish and international travel offices that organize tourist incoming traffic into Poland. The contracts with particular travel offices signed centrally by the Orbis Central Sales Office will permit to benefit, during the next season, from the economy of scale of the hotel network and allow for a progressive elimination of internal competition between hotels in the tourist traffic segment.

The Orbis S.A. sales policy provides for a continuation of weekend offers for individual tourist guests during the successive quarters of the year. In the forthcoming quarters, the effects of the program initiated in June 2002 that offered special rates for public administration employees traveling on business are anticipated to surface.

Along with the IT development in the Company, the introduction of a comprehensive services for corporate customers and public institutions & self-government organizations in the form of collective periodical settlement of payments with Orbis S.A. and a direct reservation of rooms though the Orbis info-line is planned.

With respect to sales though the W, the Company plans to introduce a central management of special WWW rates which will be available to customers making reservations directly from the Orbis S.A. WWW page or though other portals.

The common hotels' regional policy pertaining to the rates and customer service, initiated in 2001 and conducted on the Warsaw, Cracov, Poznań, Trójmiasto and Wrocław markets, will be continued within a structure composed of seven markets. The appointment of regional coordinators on Szczecin and Silesian markets is planned.

The steadily growing competition on the Polish hotel market, forcing a high-fetched price flexibility of hotels with respect to all the customer groups, particularly corporate customers and travel offices, has compelled Orbis S.A. to prepare and introduce a more detailed competition analysis system. An analysis of actions undertaken by hotels competitive towards Orbis S.A. will be supplemented by the figures relating to sales of hotel services to individual customers, while the figures thus obtained will allow Orbis hotels to better adjust their offer to the needs of individual customer groups in the future.

Making an allowance for of the decline in the number of foreigners' arrivals into Poland in the first months of the year, the number of cancellations in hotels, lack of the sufficient number of new bookings, as well as the fact that new openings are planned in Poland during the second half of 2002 – all these signs reveal that the year 2002 will not be a good one for the Polish hotel industry.

In view of the deterioration of the economic performance in 2002, the Company will continue its policy of limiting investment outlays to priority projects and cutting budgets on those projects that have been selected to be carried out. In the remaining hotels, investment outlays will be allocated for works necessary from the point of view of guest security and running operations as usual.

During the second half of the year, the Company intends to embark on the procedure of winding-up the Sofitel Branch in Cracow and implement the Agreement outlined in section 10. In parallel, an in-depth hotel modernization program will be prepared.

Signatures of the Management Board members:			
Date	Name and surname	Position	Signature
August 14, 2002	Maciej Grelowski	President and CEO	
August 14, 2002	Krzysztof Gerula	Vice-President of the Management Board	
August 14, 2002	Ireneusz Węgłowski	Vice-President of the Management Board	
August 14, 2002	Andrzej Szułdrzyński	Vice-President of the Management Board	
August 14, 2002	Yannick Rouvrais	Member of the Management Board	
August 14, 2002	Laurent Picheral	Member of the Management Board as from June 26, 2002.	